Exhibit 99.1

2005 ANNUAL REPORT

BIOVAIL AT A GLANCE

Biovail Corporation is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. The Company’s therapeutic areas of focus are central nervous system (CNS) disorders, pain management and cardiovascular disease. Biovail drives business growth by commercializing these products both directly through its own sales and marketing divisions and/or through strategic partners. Biovail’s core competency lies in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail has a broad portfolio of proprietary drug-delivery technologies that represent the foundation upon which the Company’s strategy is based.

Product candidates that meet a rigorous screening process are considered for addition to the Company’s development pipeline. To this end, development efforts are currently ongoing for a number of pipeline products, including a once-daily formulation of carvedilol, novel formulations of bupropion and venlafaxine, separate combination products involving bupropion and tramadol, and a number of feasibility, or earlier-stage programs.

Biovail operates facilities in Barbados, Canada, the United States, Ireland and Puerto Rico. Shares of Biovail Corporation, with approximately 1,750 employees worldwide, trade on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol BVF.

Financial Highlights

Corporate Profile

Executive Chairman’s Letter to Shareholders

Chief Executive Officer’s Letter to Shareholders

Strategic Overview

Controlled-Release Drug Delivery

Drug-Delivery Technologies

2005 Highlights

Restructuring of U.S. Operations

Wellbutrin XL®

R & D Successes

Ultram® ER

Commercial Alliance with Ortho-McNeil

Payment of First-Ever Dividend

Proposed Spin-off of Legacy Assets

Commercial Portfolio

Development Pipeline

Financial Review

FINANCIAL HIGHLIGHTS

Years ended December 31 [All dollar amounts expressed in thousands of U.S. dollars, except per share data]

	2003	2004	2005

Product sales	$624,139	$837,102	$884,267

Total revenue	811,750	879,156	935,536

Net income (loss)	(27,265)	160,994	236,221

Basic and diluted earnings (loss) per share	$(0.17)	$1.01	$1.48

Cash dividends declared and paid per share	$—	$—	$0.50

Total assets	$1,922,774	$1,711,060	$2,028,812

Long-term obligations	822,927	478,936	436,868

Shareholders’ equity	881,595	1,053,913	1,220,356

Cash flows from operating activities	$282,769	$279,566	$501,879

Product Sales	Total Revenue	Operating Income	Cash and Cash Equivalents	Long - Term Obligations

Shareholder's Equity	Cash Flows from Operating Activities	Number of Employees	Closing Share Price

Millions of U.S dollars, except closing share price and number of employees.

CORPORATE PROFILE

Biovail Corporation is a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. The Company drives business growth by commercializing these products both directly and through partners. Biovail’s main therapeutic areas of focus are central nervous system (CNS) disorders, pain management and cardiovascular disease (including Type II diabetes).

The Company’s core competency lies in its expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail’s broad portfolio of proprietary drug-delivery technologies represent the foundation upon which the Company’s strategy is based. These drug-delivery technologies are used to develop enhanced formulations of late-stage, pre-market and existing in-market drugs that confer meaningful therapeutic benefits to patients. Upon receipt of regulatory approval, products emerging from Biovail’s drug-development pipeline are either commercialized through the Company’s marketing and sales divisions, through strategic partners, or both (in the case of a co-promotion arrangement).

Biovail’s broad portfolio of oral drug-delivery technologies includes controlled release, graded release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others. These technologies can be combined to develop, for example, a controlled-release, orally disintegrating, taste-masked tablet. Biovail’s drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry’s more complex drug-delivery challenges.

To prioritize those products with the highest market potential, Biovail employs a rigorous, market-driven selection process for its drug-development pipeline candidates. The process begins with the identification of disease states and medical disorders for which there are unmet medical needs, or in which therapeutic gaps exist in the treatment of those conditions. The currently available treatment options are then reviewed, and an assessment made of the feasibility of using the Company’s drug-delivery technologies to develop a product that improves upon those options, potentially providing clinically meaningful benefits to patients.

Product candidates that meet the screening criteria are then considered for addition to Biovail’s development pipeline. To this end, a number of pipeline programs are currently in development. These include a once-daily formulation of carvedilol, novel formulations of bupropion and venlafaxine, separate combination products involving bupropion and tramadol, and a number of feasibility or earlier-stage programs. In 2005, our research-and development efforts resulted in six regulatory approvals for five pipeline products. (See 2005 Highlights).

Biovail is currently exploring a number of opportunities in the marketplace, including several that can add to the Company’s product portfolio or pipeline; enhance or complement its drug delivery technology base; or strategically contribute to its sales and marketing base in targeted therapeutic areas.

In March 2006, Biovail announced its plan to manage its business as three inter-related Business Units: Biovail Drug Delivery (BDD), which comprises the Company’s drug-delivery technologies, drug-development capabilities and strategic alliances; Biovail Pharmaceuticals, Inc. (BPI), which focuses on the promotion of products to specialists in niche therapeutic markets in the U.S.; and Biovail Pharmaceuticals Canada (BPC), the Company’s business unit which promotes products to both specialist and primary-care physicians in Canada.

This Business Unit Model approach provides the opportunity to reduce infrastructure costs, increase operational flexibility and enhance the measurement of key performance drivers. Each of the Business Units is supported by a corporate and shared-services organization that facilitates maximum operating efficiencies and effectiveness.

BIOVAIL DRUG DELIVERY

Biovail’s Drug Delivery business unit consists of the Company’s drug- delivery technology platforms, capabilities and intellectual property. Biovail regards these assets as key differentiators and core competencies given past successes with the development and commercialization of a number of products, such as Tiazac®, Tiazac® XC, Cardizem® LA, Wellbutrin XL® and, more recently, with Ultram® ER.

The mandate of the Drug Delivery business unit is to explore opportunities to further exploit Biovail’s drug-delivery technologies through targeted product-development activities. Products that are successfully developed may then be commercialized through the Company’s internal sales and marketing capabilities or through alliances with strategic partners - as Biovail has done in the past with Wellbutrin XL® (commercialized by GlaxoSmithKline plc) and Ultram® ER (commercialized by Ortho-McNeil, Inc.).

This business unit is also responsible for Biovail’s portfolio of controlled-release generic products, which are distributed in the U.S. through Teva Pharmaceutical Industries, Ltd. (Teva) pursuant to an agreement originally entered into in 1997, and extended and expanded in 2004. These products include generic formulations of Adalat CC (nifedipine), Procardia XL (nifedipine), Cardizem CD (diltiazem), Voltaren XR (diclofenac) and Trental (pentoxifylline). Biovail’s focus in this segment has been on the development of generic formulations of branded, controlled-release products, where the competitiveness and price discounting is significantly less than in the immediate-release generic market.

INTELLECTUAL PROPERTY

As with all pharmaceutical companies, a key success factor for Biovail is the strength of its intellectual-property portfolio. Biovail Laboratories International SRL (BLS), which is located in St. Michael, Barbados, West Indies, directs and controls business development and research-and-development activities, and owns, manages and controls Biovail’s intellectual-property portfolio and controls the manufacturing of its products.

BIOVAIL PHARMACEUTICALS, INC.

In May 2005, Biovail realigned its U.S. marketing and sales operations, changing the manner in which the Company commercializes products in the primary-care segment of the U.S. market. As a result of the realignment, Biovail no longer promotes its products directly to a broad audience of primary-care physicians in the U.S. To effect this strategy, Biovail entered into a multi-faceted agreement with Kos Pharmaceuticals, Inc. (See 2005 Highlights).

In the U.S., Biovail has adopted a commercialization / specialist sales model whereby promotional efforts are focused solely on specialists and high-prescribing, primary-care physicians. The Company currently has an 85-member sales force in the U.S. that details Zovirax® Ointment and Zovirax® Cream to dermatologists and obstetricians / gynecologists (OB-GYNs). In February 2006, this sales force began co-promoting Ultram® ER to women’s health-care practitioners, and in May 2006, pursuant to a strategic alliance with AstraZeneca Pharmaceuticals LP, began promoting Zoladex® 3.6mg to OB-GYNs for the treatment of endometriosis. Biovail is exploring a number of product opportunities for potential addition to the Company’s U.S. commercial portfolio.

Biovail has established relationships with a number of important stakeholders in the U.S., including pharmaceutical wholesalers, managed-care organizations and specialist physicians (who are key opinion leaders in their respective fields). This facilitates the expansion and scale-up into other specialty markets. The Company may establish new specialty sales forces in other therapeutic markets in the U.S. should pipeline and /or business-development opportunities warrant. With respect to the broader U.S. primary-care market, strategic partners with established franchises are leveraged to promote Biovail’s pipeline products to this segment of the U.S. market.

In addition to the products directly promoted by Biovail or through its strategic partners, the Company also distributes a number of branded off-patent products. These products, also known as Legacy products, include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec®, Isordil® and Tiazac® in the United States and Cardizem® CD in Canada. These products are not actively promoted by Biovail and represent non-core assets for which market exclusivity has expired. In 2005, Biovail announced its intention to spin off substantially all of these assets to shareholders. (See 2005 Highlights).

BIOVAIL PHARMACEUTICALS CANADA

In Canada, Biovail has successfully targeted both specialist and primary-care physicians; and as a result, BPC has established itself as a leading pharmaceutical marketing and sales operation in the Canadian market. In April 2006, BPC celebrated its 10-year anniversary.

This business unit employs a 100-member sales force, which reflects a recent expansion. BPC promotes a well-respected portfolio of products to the approximately 9,400 physicians across the country that represent approximately 70% of the total prescriptions written in Biovail’s target markets. Products include Tiazac® XC, Glumetza™, Wellbutrin XL® (commercialized March 2006), Lescol® and Lescol® XL (pursuant to a May 2006 agreement with Novartis Pharmaceuticals Canada Inc.), Zyban® and Retavase®.

WORLD-CLASS MANUFACTURING NETWORK

Biovail currently operates four modern pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico; Carolina, Puerto Rico; and Chantilly, Virginia. All of these facilities meet U.S. Food and Drug Administration (FDA)-mandated and Therapeutic Products Directorate (TPD)-mandated Good Manufacturing Practices (GMP). Products that are manufactured by Biovail include Wellbutrin XL®, Ultram® ER, Cardizem® LA and a number of generic products that are distributed by Teva and Forest Laboratories, Inc. (Forest) in the United States and by Novopharm Limited (a subsidiary of Teva) in Canada.

CONTRACT RESEARCH

In addition to generating revenues through the development, manufacture and supply of pharmaceutical products, Biovail operates a Contract Research Division (CRD) that provides a broad range of Phase I-II clinical research services to the pharmaceutical industry. These involve principally conducting pharmacokinetic studies and bioanalytical laboratory testing to establish a drug’s bioavailability or its bioequivalence to another drug product.

Operating as an independent business unit in Toronto, Ontario, the CRD’s facilities include a 230-bed capacity Clinic (five study clinics and a 12-bed Phase I first-in-man unit), a Medical Recruiting and Subject Screening Unit, a fully equipped Bioanalytical Laboratory, and a Department of Biopharmaceutics.

To date, Biovail’s CRD has designed and conducted in excess of 3,000 bioavailability, bioequivalence and/or drug-interaction studies. The division has a database in excess of 70,000 healthy adult male and female volunteers for potential study enrolment, as well as an inventory of disease-related patient groups, including post-menopausal women, and renal-impaired and diabetic patients.

Eugene Melnyk

Executive Chairman of the Board

Dear Fellow Shareholders:

FOR MOST COMPANIES, IMPROVING CORPORATE GOVERNANCE IS A GRADUAL PROCESS. BUT FOR BIOVAIL CORPORATION, OUR CORPORATE-GOVERNANCE ENHANCEMENT INITIATIVE HAS BEEN EMBRACED WITH PASSION AND ZEAL.

Integrity is very important to each and every one of us at Biovail – so much so, that it has become ingrained in our corporate culture. It is a building block upon which we base all our behaviors, and all interactions with those whom we conduct business – and with each other.

Large publicly traded companies like Biovail serve the needs and interests of disparate stakeholders investors, customers, governments, community members, distributors, suppliers – and employees. However, day-to-day operational control is entrusted to a small group of executives who may have little direct interaction with stakeholders. The ongoing challenge is how best to ensure that these managers serve the best interests of stakeholders.

It has now been almost two years since I initiated a very ambitious corporate-governance enhancement program for Biovail. The actions undertaken by the Company in this regard have ensured that corporate governance occupies a prominent place at Biovail. The governance-enhancement measures adopted in 2005 were extensive, and fall under three broad headings – defining the responsibilities of the Board and management, enhancing Board effectiveness, and increasing transparency to, and communication with, shareholders.

Building on the work we began in 2004, among the notable enhancements in 2005 in this regard were the appointment of two new independent directors, Jamie Sokalsky and William (Bill) Wells, and our Chief Executive Officer, Dr. Douglas Squires, to the Company’s Board. We are continuing to work with a leading global search firm, Egon Zehnder International, toward identifying additional independent candidates to put forward to our shareholders for election to Biovail’s Board.

Biovail also introduced a revised Board committee structure in 2005 that included the establishment of a Risk and Compliance Committee to review with management the risks facing Biovail, and to help oversee the Company’s compliance programs. We also developed written charters for the Board, Board committees, the Executive Chairman, the Chief Executive Officer, and the Chairs of the Compensation, Nominating and Corporate Governance Committee, Audit Committee and Risk and Compliance Committee. That information is readily available to shareholders and other interested stakeholders through the Corporate Governance breakout section of biovail.com – the Company’s World Wide Web site.

Additionally, we reviewed Biovail’s existing disclosure process and, in turn, established a Disclosure Committee. The Committee, which was appointed by Dr. Squires and myself and which reports directly to us, oversees the Company’s disclosure practices. It makes decisions about whether information is material – and what action should be taken so that the necessary disclosure will be made in accordance with all legal, regulatory and stock-exchange requirements.

Critical to good corporate governance is the ability of the Board to take action when it believes that the best interests of the Company’s shareholders have been compromised. To this end, in February 2006, Biovail filed a lawsuit in the United States against multiple defendants that alleges stock-market manipulation. Biovail is represented in this matter by senior and highly experienced litigation counsel in New York, and the Company intends to pursue the matter vigorously and expeditiously before the Superior Court of New Jersey.

It’s one thing for Biovail to tell the world about what we’ve done to date - and what we plan to do going forward to enhance our corporate-governance practices. But it is perhaps more satisfying to receive independent third-party recognition from multiple organizations for a number of these initiatives.

Last December, the Canadian Institute of Chartered Accountants (CICA) recognized Biovail’s 2004 Annual Report for superior content, and ranked our report second overall in the Life Sciences/Technology sector category in its Corporate Reporting Awards for 2005. In particular, Biovail was ranked number one among Life Sciences and Technology companies for its financial/annual reporting.

In October, Board Games, The Globe and Mail’s annual scorecard on corporate governance, ranked Biovail 64th of 209 publicly traded companies for 2005. We climbed 79 places in the 2005 rankings, up from a 143rd-place finish in 2004. Biovail’s performance was the second-biggest place jump among the top 100 companies in the 2005 rankings, and the Company’s 81 total points in 2005 (weighted averages of scores in Board composition; compensation; shareholder rights and disclosure) – an increase of 18 points over 2004 – was the biggest point jump among the top 100 companies. Biovail’s performance also enabled us to cut in half the point gap between itself and the top-ranked Canadian company to just 16 points.

Let me reiterate that although we are very encouraged by these public endorsements of our governance efforts, we are far from done. Our governance-enhancement initiative is still very much a work in progress.

Good corporate governance is not just the domain of the Board of Directors and our management team. Biovail is also committed to maintaining the highest standards of business conduct and behaviors among all the Company’s employees. To this end, in 2006, we will deliver an enhanced Code of Employee Governance to our employees, officers and directors.

We believe that Biovail’s Code of Employee Governance will provide our people with a strengthened sense of shared purpose. Given the significant changes to the Company’s business model, it is crucial that Biovail employees not only understand its Vision, Mission and Core Values; they must also understand the standards, policies and procedures with which they must comply as they endeavor to achieve them.

Rest assured that all of us at Biovail remain steadfastly committed to becoming among Canada’s elite companies in terms of governance. Much has been accomplished on many fronts in the past 12 months. It has been a busy year. I am very proud of the people of Biovail - their dedication and tremendous effort are reflected in their many successes.

On behalf of Biovail’s Board of Directors – and all our employees – I would like to thank you, our valued shareholders, for your support and your belief in Biovail.

Eugene Melnyk

Executive Chairman of the Board

Douglas J.P. Squires

Chief Executive Officer

Dear Fellow Shareholders:

FOR BIOVAIL CORPORATION, SOLID FINANCIAL AND OPERATIONAL PERFORMANCE IN 2005 - WITH RECORD TOTAL REVENUE, STRONG EARNINGS PER SHARE AND THE DECLARATION OF THE COMPANY’S FIRST-EVER DIVIDEND; A DYNAMIC BUSINESS AND COMMERCIALIZATION MODEL; SIX NEW PRODUCT APPROVALS (INCLUDING ONE TENTATIVE APPROVAL); AND TWO PRODUCT LAUNCHES - SENT A CLEAR MESSAGE. BIOVAIL SHOWED THAT IT COULD CAPABLY MANAGE THE CHALLENGES AND RISKS, AND SEIZE THE OPPORTUNITIES, THAT COME WITH CHANGE.

Changes to market dynamics in the pharmaceutical industry are a constant, and create significant strategic challenges for many, if not all, pharmaceutical companies. Biovail is no exception. One of the omnipresent challenges we faced - and continue to face - is to ensure that our strategies, despite these changes, will generate results. Equally important, however, is our ability to think long term; our successes today are dependent upon, and to a great degree reflect, our ability to prepare for tomorrow.

In 2005, Biovail entered into two very important partnerships. The first, with Kos Pharmaceuticals Inc. in May, initiated our commitment to a new business and commercialization model. The second partnership, with Ortho-McNeil, Inc., for the marketing and distribution of Biovail’s once-daily and orally disintegrating tablet formulations of tramadol in the U.S. and Puerto Rico, clearly reiterated our commitment to our core competency of applying advanced drug-delivery technologies to improve the clinical effectiveness of medicines. It also provided our specialty sales force with the opportunity to co-promote these products – Ultram® ER and Ultram® ODT – to women’s health practitioners in the U.S. In May 2006, Biovail added another product to its women’s health-care portfolio through a partnership agreement with AstraZeneca Pharmaceuticals LP for the promotion of Zoladex® 3.6mg for the treatment of endometriosis.

The review of our business – and the ensuing changes that we made to our business model - contributed significantly to Biovail’s announcement in November 2005 of its intention to pursue a spin-off of substantially all of the Company’s branded off-patent pharmaceutical products, or Legacy products. Subject to, including, but not limited to regulatory approvals, we believe that the proposed spin-off entity – Crystaal Pharmaceuticals – will allow for the underlying value of these assets to be better realized, as well as for a more focused growth strategy for Biovail.

To continue to facilitate growth, the Company announced the realignment of our business into three inter-related Business Units. Each one – Biovail Drug Delivery, which comprises Biovail’s drug-delivery technologies, its drug-development capabilities and its strategic partnerships; Biovail Pharmaceuticals Inc., which focuses on the promotion of products to specialists in niche therapeutic markets; and Biovail Pharmaceuticals Canada, our Canadian sales and marketing division – is fully supported by a lean corporate and shared-services organization that facilitates maximum operating efficiencies.

MORE RECORD FINANCIAL RESULTS

In 2005, Biovail once again executed against its stated financial and operational objectives. Total revenues for the year ended December 31, 2005, were $935.5 million, compared with $879.2 million for the full year of 2004, an increase of 6%. Net income for 2005 was up 47% at $236.2 million, compared with $161.0 million for the same period a year earlier. For 2005, earnings per share were $1.48, 47 cents higher than for 2004.

Product sales for the full year of 2005 were $884.3 million, compared with $837.1 million for the 12 months ended December 31, 2004, an increase of 6%. The solid performance of Biovail’s product portfolio in 2005 can be, in large part, attributed to the positive performances of Wellbutrin XL® and Cardizem® LA, and offset, in part, by declines in Biovail Pharmaceuticals Canada (BPC) and the Company’s generics portfolio, as well as Teveten revenues following the May 2005 divestiture of this product.

More specifically, Wellbutrin XL® again performed ahead of expectations. Revenues for Wellbutrin XL® in 2005 were $354.2 million, compared with $317.3 million for 2004. As in 2004, sales for Wellbutrin XL® crossed into the third tier of our three-tiered pricing agreement with marketing partner, GlaxoSmithKline plc (GSK), in the third quarter of the year. Prescription trends continue to indicate the growing acceptance among physicians for Wellbutrin XL® as a first-line treatment for depression: in December 2005, Wellbutrin XL® captured 58.5% of the new prescriptions written for the Wellbutrin® brand.

Revenues for Biovail’s Zovirax® franchise were $95.9 million in the full year of 2005, representing an increase of 27% over the $75.5 million in 2004. Revenues for Zovirax® in 2004 were impacted by a reduction in wholesaler inventory levels. In the fourth quarter of 2005, Zovirax® Ointment and Zovirax® Cream held a combined 68.2% share of the topical herpes market, an increase of 3.4 percentage points in market share, compared with the corresponding period for the previous year.

In 2005, BPC generated revenues of $99.5 million, compared with $101.9 million in the full year of 2004. The key performance driver for BPC was the Tiazac® line (including Tiazac® XC), where total prescription volume increased 15% in the full year of 2005. Launched in January 2005, Tiazac® XC continues to perform strongly. Offsetting these growth drivers was a decline in total prescription volume for Wellbutrin® SR as a result of the availability of a generic formulation.

Cardizem® LA generated revenues of $59.7 million in 2005, compared with $53.6 million in the full year of 2004. Further to our May 2005 alliance with Kos, Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The Teveten line, divested to Kos, generated revenues of $6.4 million in 2005, compared with $17.6 million in 2004. Biovail no longer has an economic interest in Teveten.

For the 12 months ended December 31, 2005, Biovail’s legacy products generated revenues of $133.4 million, compared with $121.6 million in 2004, an increase of 10%. This performance was largely attributable to a reduction in wholesaler inventory levels in 2004. Partially offsetting factors include the expected year-over-year declines in total prescription volumes for these mature products.

Product revenue in 2005 for Biovail’s portfolio of generic products was $135.2 million, compared with $149.7 million in the prior year, a decrease of 10%. Total prescription volume for these products increased 1% in 2005.

MORE REGULATORY, PRODUCT-DEVELOPMENT MILESTONES

In 2005, Biovail’s product-development activities continued to focus on medicines that targeted unmet patient needs in primary-care markets. The Company also remained steadfast in its efforts to identify ways to increase exclusivity periods and/or strengthen intellectual property protection, thereby extending the commercial life and value of the products it develops.

The year 2005 will be long remembered by Biovail as one of the Company’s most prolific in terms of its regulatory successes. Biovail received six product approvals, including one tentative approval. The Company received approval from the U.S. Food and Drug Administration (FDA) for a once-daily formulation of tramadol, indicated for the treatment of moderate to moderately severe chronic pain; an orally disintegrating tablet (ODT) formulation of tramadol for the treatment of moderate to moderately severe pain; extended-release Glumetza™, developed in partnership with Depomed, Inc., for the treatment of Type II diabetes; and for its orally disintegrating tablet formulation of citalopram for the treatment of depression in adults. Biovail received approval from the Therapeutic Products Directorate Canada (TPD) for Glumetza™, which it launched in late November. Tentative FDA approval was received for an orally disintegrating tablet formulation of zolpidem.

The positive momentum generated in 2005 carried over into the early part of 2006 as Biovail received TPD approval for Wellbutrin XL® for Canada. The BPC sales force launched Wellbutrin XL® in April 2006. We expect that the availability of this product will offer Canadian health-care practitioners and their adult patients a compelling option for the treatment of depression.

Thus far in 2006, our marketing partner, GSK, has proactively moved forward with plans to build new markets for Wellbutrin XL® in Europe. Development efforts continue for Biovail’s formulation of a bupropion salt and the Company anticipates filing a New Drug Application in the third quarter of 2006. Biovail is evaluating the possibility of filing a New Drug Submission with the TPD for its once-daily formulation of tramadol.

At this time, Biovail has development programs ongoing for a number of pipeline products, including a once-daily formulation of carvedilol for the treatment of hypertension; novel formulations of bupropion and venlafaxine for the treatment of depression; and separate combination products involving and tramadol.

THE ROAD AHEAD

In 2004 and 2005, Biovail focused on growing its business organically, making no major acquisitions. The Company’s record level of operating cash flows has further solidified its financial position. In turn, this strong base business, which has been further enhanced by the recent launches of Ultram® ER and Wellbutrin XL® in Canada, has left Biovail well positioned to execute its long-term growth strategy. To support this strategy, Biovail is actively evaluating complementary product, technology and company acquisition opportunities.

Although many milestones were reached in 2005, much distance remains to be covered along the route we’ve chosen to take us closer to our goal of becoming the world’s premier specialty pharmaceutical company. Our Vision and Mission are clear. We have reaffirmed our strengths and core competencies and committed ourselves to them - and that commitment has enabled us to map a route that we believe is both direct and efficient.

The substantial progress we have made can also be attributed to the fact that we’ve continued to improve our ability to work more effectively across, and within, our own organization – sharing expertise that has, in turn, enabled us to improve the financial and operational performance of the business and maximize opportunities for growth.

This too, remains a work in progress. The gains we make in these and other areas will be important contributors to our performance during the rest of the decade. We at Biovail are fully aware that considerable opportunity remains to apply our strategies more broadly – and more deeply – to both enhance growth and achieve even higher levels of operating efficiency.

Across all areas of our business, we are all very excited about the extraordinary opportunities that exist for developing and commercializing products that improve the quality of peoples lives around the world.

On behalf of Biovail’s management team and employees,

I would like to thank our shareholders for their continued support.

Douglas J.P. Squires

Chief Executive Officer

Over the years, Biovail has established a record of growth and innovation in developing products for the North American market. The application of proprietary drug delivery technologies to in-market, orally administered medications has provided Biovail, together with its partners, the opportunity to extend product life cycles through the development of enhanced formulations. Given the highly competitive industry in which Biovail operates, the Company is pursuing a number of strategic options to drive growth, including increasing product life cycles and patent protection for its pipeline products. Other parts of the strategy include the development of compound (or drug molecule) families, the effective utilization of both internal and external technical resources, focused business development efforts, and commercial flexibility, among others.

Biovail’s business strategy revolves around several inter-related components. Using multiple drug-delivery technology platforms that alter the release characteristics of drugs, the Company targets the development and manufacture of products with high market potential. These include once-daily formulations of existing drugs dosed multiple times per day, enhanced formulations of existing once-daily drugs and/or combination products incorporating different classes of drugs. Biovail then commercializes these pipeline products either directly or through strategic partners. This flexibility provides Biovail with an opportunity to maximize the market potential of its products.

The Company’s direct commercialization process is based upon the Business-Unit Model, and is focused on marketing to specialists in the United States and specialists and high-prescribing primary-care physicians in Canada. Biovail uses strategic alliances to commercialize products that target primary-care markets in the U.S. where large investments in sales-and-marketing infrastructure have been made by the strategic partner. Outside of North America, Biovail engages strategic partners in respect of all products. Biovail also generates revenues by promoting and/or co-promoting products on behalf of third parties, and through the provision of developmental research services to third parties.

Biovail has applied this strategy successfully in the U.S. through agreements with GlaxoSmithKline for Wellbutrin XL® (a once-daily formulation of bupropion developed by Biovail) and with Ortho-McNeil for Ultram® ER (a once-daily formulation of tramadol developed by Biovail). This strategy has also been validated in Canada through the successful launches of Tiazac®, Tiazac XC®, Monocor® and Celexa, and is once more being applied through the recent launches of Glumetza™ and Wellbutrin XL®.

Biovail intends to continue to exploit its drug-delivery technology assets and rich pipeline through direct commercialization efforts and/or in conjunction with leading global pharmaceutical companies.

CONTROLLED-RELEASE DRUG DELIVERY

Biovail’s CEFORM™ technology encapsulates drugs and controls their delivery. The size of the microspheres, shown here, can be controlled to meet delivery requirements.

Controlled-release products are formulated to release the drug’s active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations potentially provide for greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; reduced side effects; greater convenience; and higher levels of patient compliance due to a simplified dosage schedule, compared with those of immediate release drugs.

One of the more common applications of Biovail’s drug-delivery technologies involves developing once-daily formulations of pharmaceuticals that are currently dosed two, three, four or more times per day. Once-daily dosing carries significant benefits in terms of convenience and compliance; however, the potential also exists to improve the side-effect profile and enhance the overall efficacy of existing drugs.

There are significant technical barriers to entry into the development of controlled-release drugs, with only a limited number of companies possessing the requisite expertise and technology. Despite the therapeutic advantages of controlled-release drugs versus their immediate-release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled release version of a product while their immediate-release version is under patent protection.

Biovail is well positioned in the controlled-release segment of the pharmaceutical industry, given the breadth and depth of the Company’s drug-delivery technology platforms,  and its track record of success in the development and large-scale manufacturing of commercial products, including Tiazac®, Cardizem® LA, Wellbutrin XL® and, more recently, Ultram® ER. By funding and controlling all or most aspects of the development of controlled-release pharmaceuticals,  Biovail’s business strategy provides the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for the Company to compete effectively in the North American pharmaceutical industry. According to IMS, prescription growth for 2005 in the U.S. pharmaceutical market for all forms of controlled-release drugs was approximately 0.3%. The oral-dosage, controlled release segment of the market generated approximately $22.5 billion in revenue in 2005, an increase of 2% over the prior year. The growth in this segment came from applications related to the proliferation of branded drugs at or near patent expiration, and new product launches, partially offset by increased generic competition.

BIOVAIL’S DRUG - DELIVERY TECHNOLOGIES

Biovail currently has over 20 distinct, proprietary drug-delivery technologies at its disposal, and has access to other technologies through licensing agreements with development partners. These technologies are leveraged to develop novel formulations of existing drugs that may provide clinically meaningful benefits to patients.

Oral controlled-release technologies permit the development of specialized oral-delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns can be characterized as either “zero order”, which indicates constant drug release over time, or “first order”, which indicates decreasing release over time. These systems offer a number of advantages; in particular, allowing the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved patient compliance and potential cost effectiveness, makes controlled-release drug products ideally suited for the treatment of chronic conditions.

Biovail’s oral controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the basic drug in the gastrointestinal (GI) tract. The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled release of the subject drug at a suitable location(s) in the GI tract.

The Company’s rapid dissolve (FlashDose®) formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing Biovail’s CEFORM™ technology. Biovail’s Shearform™ and other orally disintegrating tablet (ODT) technologies are used to produce matrices or excipient blends that are subsequently combined with the CEFORM™ microspheres. This final blend can be compressed into rapid-dissolve tablet formulations. The benefits of rapid-dissolve formulations include the ease of administration for the elderly, young children, or people with disease states who may have difficulty swallowing tablets or capsules.

Biovail’s Enhanced Absorption technology platform is unique in the sense that various formulation and physicochemical tools can be applied alone or in combination to improve the absorption profile of a drug. For example, it may be possible to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption - with or without modification of the total amount of drug into the bloodstream.

One of Biovail’s competitive advantages, and a differentiating factor relative to many others companies in the drug-delivery industry, is the Company’s demonstrated ability to transfer technologies from the concept stage (where the initial formulation work begins) to full-scale commercial manufacturing of products incorporating those drug-delivery technologies.  Biovail’s record of success in this regard includes products such as the Company’s generic pharmaceuticals portfolio, and branded products, such as Cardizem® LA,  Tiazac® and Tiazac XC® (anti-hypertensives),  Wellbutrin XL® (anti-depressant) and more recently,  Glumetza™ (diabetes) and Ultram® ER (chronic pain).

BIOVAIL 2005 ANNUAL REPORT

DRUG-DELIVERY TECHNOLOGY	SUMMARY
CEFORM™

Technology used to produce uniformly sized (between 50-600 microns) and shaped microspheres of a wide range of pharmaceutical compounds. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled release, enhanced absorption, delayed release, rapid absorption or taste masking.

SMARTCOAT™

Technology used to develop very high potency, controlled-release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period. Also suitable for the development of combination products. A thin, very strong molecular diffusion membrane controls the release rate, which can be adapted to a number of different profiles. In general, Smartcoat™ technology is resistant to interactions with alcohol.

SMARTCOAT™ AQ	Water-based, proprietary version of the Smartcoat™ technology.

To date, a number of products using this technology have been successfully formulated, including an aqueous-based formulation of metformin. The technology can also be adapted to provide alcohol interaction resistance properties.

DIMATRIX	Diffusion-controlled matrix technology for water-soluble drugs.

The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through a boundary layer. The release pattern is characterized as first order as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

MACROCAP

Consists of immediate-release beads, which are coated and filled into hard gelatin capsules. Drug release occurs by diffusion associated with erosion or by osmosis via the surface membrane. The release mechanism can be pH-activated or pH-independent. The beads can be formulated to produce first-order or zero-order release.

CONSURF

Drug-delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The release mechanism involves the concurrent swelling and erosion of the matrix such that a constant surface area is maintained during transit through the GI tract. This results in a zero-order release of the drug.

MULTIPART

Consists of a tablet carrier for the delivery of controlled-release beads that preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH-activated or pH-independent and can occur by disintegration or osmosis. The beads can be formulated to produce first-order or zero-order release.

SHEARFORM™	Involves the production of matrices of saccharides, polysaccharides or other carrier materials, that are subsequently processed to produce rapid-dissolve formulations, including FlashDose®.

CHRONOTABS

Consists of Multipart or Smartcoat™ tablets particularly adapted to chronotherapy (the science of treating diseases that follow the body’s circadian rhythms), using a second layer of smart polymers to optimize the active drug’s absorption profile for bedtime administration.

ZERO ORDER RELEASE SYSTEM (ZORS™)

Technology that allows for the development of zero-order kinetic systems, based on a proprietary controlled-release matrix coating. ZORS™ may alleviate the food effects in certain drugs known to have their pharmacokinetic profile influenced by meals.

2005 HIGHLIGHTS

RESTRUCTURING OF U.S. COMMERCIAL OPERATIONS

In 2005, a critical priority for Biovail was to enhance the return on investment of the Company’s U.S. marketing and sales operations, as the portfolio of promoted cardiovascular products did not support the then-current level of commercial investment. The primary-care market has become increasingly more competitive in recent years, requiring greater economies of scale, which has resulted in the average size of many primary-care sales organizations increasing considerably. Concurrently, primary-care physicians are giving pharmaceutical representatives less time to describe the benefits of various medications. As a result of this dynamic, pharmaceutical companies have begun to rely more heavily on direct-to-consumer advertising as an alternative means to create awareness for their medications.

To better position Biovail in the U.S., the Company realigned its U.S. marketing and sales operations in May 2005, changing the manner in which its products are commercialized in the primary-care segment of the U.S. market. As a result of the realignment, Biovail no longer promotes products directly to a broad audience of primary-care physicians in the U.S. To effect this strategy, the Company entered into a multi-faceted agreement with Kos Pharmaceuticals, which included the divestiture of the Teveten® line of products, and a strategic alliance for Cardizem® LA. Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined supply prices that are in excess of 30% of Kos’ net selling price.

In the U.S., Biovail has adopted a business unit commercialization / specialist sales model whereby promotional activities are focused solely on specialists and high-prescribing primary-care physicians. To this end, the Company’s 85-member sales force in the U.S. detailed Zovirax® Ointment and Zovirax® Cream to dermatologists and obstetricians / gynecologists in 2005, and in 2006, began co-promotion efforts for Ultram® ER and Zoladex® 3.6mg to women’s health practitioners. Biovail now relies on strategic partners with established franchises in primary care to promote its pipeline products to U.S. primary-care physicians.

The new Business Unit Model is characterized by significantly reduced infrastructure costs and increased operational flexibility. Biovail has established relationships with a number of important stakeholders, including pharmaceutical wholesalers, managed-care organizations and specialist physicians (key opinion leaders in their respective fields). This facilitates the expansion and scale-up into other specialty markets. Biovail may establish new specialty sales forces in other therapeutic markets should pipeline and business-development opportunities warrant.

Distribution of Biovail’s marketing territories in the U.S.

BIOVAIL 2005 ANNUAL REPORT

CONTINUED GROWTH FOR WELLBUTRIN XL®

(BUPROPION HYDROCHLORIDE)

Wellbutrin XL® was a key growth driver for Biovail in 2005, generating revenues of $354.2 million, representing growth of 12% compared with 2004. Launched in the U.S. in September 2003 by GSK, Wellbutrin XL®, an extended-release bupropion indicated as first-line therapy for the treatment of depression in adults, has been well received by U.S. physicians, and at the end of 2005, had captured 57.8% of all bupropion prescriptions. Pursuant to a manufacturing-and-supply agreement with GSK, Biovail receives a three-tiered supply price that is based on GSK’s net sales of Wellbutrin XL® in any given year. The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, Biovail receives a supply price of less than 25% of GSK’s net sales price. In the second tier, the supply price escalates to a value between 25% and 30% of GSK’s net sales price. In the highest tier, the supply price is greater than 30% of GSK’s net sales price. In 2005, as in 2004, the product supply price entered the second tier of the pricing agreement in the second quarter and entered the third tier in the third quarter. In 2006, in the absence of generic competition, Wellbutrin XL® is expected to remain a key revenue driver for Biovail.

In January 2006, Biovail received regulatory approval from the Therapeutic Products Directorate for Wellbutrin XL® in Canada – well ahead of original expectations. The approval was based on the results of two adequate and well-controlled trials in major depressive disorder, as well as other supporting clinical data. The BPC sales force formally launched Wellbutrin XL® to Canadian physicians in April 2006. In February 2006, GSK announced that they had submitted an application for regulatory approval of Wellbutrin XL® in several European markets, including Germany, Spain and Italy.

2005 HIGHLIGHTS

RESEARCH & DEVELOPMENT SUCCESSES IN 2005 – A BANNER YEAR

Given the competitive nature of the pharmaceutical industry, one of the key success factors for long-term growth is a robust drug-development pipeline. As products mature and face generic competition, a successful drug-development effort becomes of paramount importance.

Building upon the momentum created in 2004, where Biovail filed four New Drug Applications with the FDA and one with the Canadian TPD, the Company’s R&D efforts resulted in six regulatory approvals in 2005 for five pipeline products. These included four FDA approvals, one tentative FDA approval, and one approval in Canada. The receipt of four FDA approvals is a significant accomplishment for Biovail, indeed for any company, given that the FDA approved only 80 New Drug Applications in 2005.

PRODUCT	APPROVAL DATE	ENHANCEMENT	INDICATION	2005 MARKET SIZE (1)

ULTRAM® ODT	MAY 2005	ORALLY DISINTEGRATING	MODERATE TO MODERATELY	$11.8 BILLION
		TABLET	SEVERE PAIN

ZOLPIDEM ODT	MAY 2005*	ORALLY DISINTEGRATING TABLET	SHORT-TERM TREATMENT OF INSOMNIA	$2.8 BILLION

GLUMETZA™	JUNE 2005	ONCE-DAILY TABLET FORMULATION	TYPE II DIABETES	$6.2 BILLION (U.S.) C$334 MILLION (CANADA)

ULTRAM® ER	SEPTEMBER 2005	ONCE-DAILY TABLET FORMULATION	MODERATE TO MODERATELY SEVERE CHRONIC PAIN	$11.8 BILLION

CITALOPRAM ODT	DECEMBER 2005	ORALLY DISINTEGRATING	DEPRESSION	$12.8 BILLION
TABLET

*                 Zolpidem ODT received tentative FDA approval in May 2005

(1)          According to IMS Health

ULTRAM® ODT

Biovail’s orally disintegrating tablet formulation of tramadol (Ultram® ODT) received FDA approval in May 2005. Bioequivalent to immediate-release Ultram® 50mg tablets, Ultram® ODT is indicated for the treatment of moderate to moderately severe pain. Biovail’s ODT technology allows for the product to be dosed without regard to water, and offers potential convenience and compliance benefits to patients – particularly those that have difficulty swallowing. Pursuant to a strategic alliance with Ortho-McNeil, Inc. (see page 27), Biovail will manufacture Ultram® ODT for distribution by OMI in the U.S. at a contractually determined supply price equal to 30% of OMI’s net selling price for the product. The commercial launch of Ultram® ODT into the $11.8 – billion U.S. pain market is anticipated in 2006.

ZOLPIDEM ODT

Biovail’s orally disintegrating tablet formulation of zolpidem (Zolpidem ODT) received tentative FDA approval in May 2005. Final FDA approval forZolpidem ODT cannot be made effective until the expiration of patent protection for Ambien® (a sanofi-aventis product) which is expected in April 2007, further to a six-month extension granted as a result of a successful pediatric study. Bioequivalent to Ambien®, Zolpidem ODT is indicated for the short-term treatment of insomnia – a market valued at $2.8 billion in 2005. Biovail is currently assessing commercialization options for this product.

GLUMETZA™

Developed in partnership with Depomed, Inc., Biovail’s once-daily formulation of metformin received Canadian TPD approval in June 2005, several months ahead of the Company’s expectations. In November 2005, the BPC sales force launched Glumetza™ in the Canadian market. Metformin is the most widely prescribed oral medication for the treatment of Type II diabetes, and Glumetza™ is the first and only once-daily formulation of metformin available in the Canadian diabetes market. In December 2005, Biovail and Depomed revised their arrangement, such that Biovail retained exclusive manufacturing and marketing rights to Glumetza™ in Canada, while Depomed regained rights to this product in the U.S. The Canadian oral diabetes market was valued at C$334 million in 2005.

ULTRAM® ER

Biovail’s once-daily formulation of tramadol received FDA approval in September 2005. In February, Ortho-McNeil, Inc. and Biovail’s specialty sales force launched Ultram® ER to U.S. physicians (see pages 26-27 for details on Ultram® and Biovail’s strategic alliance with Ortho-McNeil). The pain market in the U.S. was valued at $11.8 billion in 2005.

CITALOPRAM ODT

Biovail’s orally disintegrating tablet formulation of citalopram (Citalopram ODT) received FDA approval in December 2005. Bioequivalent to Celexa®, Citalopram ODT is indicated for the treatment of depression. The anti-depression market in the U.S. was valued at $12.8 billion in 2005. Biovail is currently assessing commercialization options for this product.

WELLBUTRIN XL®

Biovail has maintained this R&D momentum thus far in 2006, having received TPD approval for Wellbutrin XL® in Canada in January. In April 2006, the BPC sales force formally launched Wellbutrin XL® to physicians across Canada. Wellbutrin XL® is the first and only once-daily formulation of bupropion available in Canada, and will compete in the C$770 million anti-depression market.

ULTRAM® ER (TRAMADOL HYDROCHLORIDE)

Biovail’s once-daily formulation of tramadol received FDA approval in September 2005. Biovail’s New Drug Application for this product included clinical and safety data obtained from four original adequate and well-controlled trials involving more than 3,000 patients who received doses of up to 400mg of extended-release tramadol. The submission also included 12 definitive and five supportive pharmacokinetic studies which demonstrated that once-daily dosing of this product delivers an equivalent amount of drug as Ultram® tablets given three times or four times per day.

Tramadol is a synthetic opioid analgesic that was first introduced to the U.S. market by Ortho-McNeil, Inc. (OMI), a Johnson &

Johnson company, in 1995. The product, sold as Ultram®, is a non-scheduled analgesic indicated for the treatment of moderate to moderately severe pain. Limitations of immediate-release Ultram® include an onerous dosing schedule, with patients taking up to six tablets per day. Nevertheless, and despite the availability of approximately 20 different generic competitors (beginning in 2002), total prescription volume for tramadol based products continues to grow at double-digit rates.

Total prescription volume for tramadol-based products in the U.S. has increased at an 11.7% compound annual growth rate since 2000

COMMERCIAL ALLIANCE WITH ORTHO-McNEIL, INC.

In November 2005, Biovail entered into a 10-year supply agreement with OMI for the distribution of the Company’s once-daily formulation of Ultram®.

The Company manufactures and supplies this product to OMI for distribution in the U.S. and Puerto Rico under the brand name Ultram® ER.

Biovail’s contractually determined supply prices are based on 27.5% to 37.5% of OMI’s net selling price for Ultram® ER, depending on the year of sale. Biovail’s supply price is lowest (27.5%) in 2006, and highest (37.5%) in each of 2007 and 2008.

Ultram® ER is the first once-daily tramadol product available in the U.S. for relief of moderate to moderately severe chronic pain. As a result, Biovail believes that a considerable market opportunity may exist for this product in the analgesia market and, therefore, the Company anticipates that this product could have a material positive impact on future consolidated results of operations, financial position and cash flows.

OMI paid Biovail a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of Biovail’s future invoices for Ultram® ER quantities manufactured and supplied to OMI. In addition, Biovail provides OMI with co-promotion services for Ultram® ER to women’s health-care practitioners through its specialty sales force in the U.S. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent for additional two-year periods. Biovail will be compensated on a fee-per-call basis for these co-promotion services up to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

Biovail’s strategic alliance with OMI also included a manufacturing-and-supply agreement for Ultram® ODT, an orally disintegrating tablet formulation of the molecule. Biovail will manufacture Ultram® ODT for distribution by OMI in the U.S. at a contractually determined supply price of 30% of OMI’s net selling price for the product. The commercial launch of Ultram® ODT is anticipated in 2006.

PAYMENT OF FIRST-EVER DIVIDEND

In 2005, given the Company’s strong cash balances, robust operating cash flows and after consideration of the capital requirements of its business, Biovail declared and paid the first dividend in its history (in the amount of US$0.50 per share - paid on December 14, 2005 to shareholders of record on November 30, 2005) and adopted a dividend policy which contemplates the payment of a quarterly US$0.125 dividend. To this end, Biovail declared a quarterly dividend in each of March 2006 and May 2006.

The declaration of dividends by Biovail pursuant to the dividend policy will be subject to the discretion of the Board and applicable laws, and will be dependent upon the Company’s financial condition and operating results. The dividend policy will be reviewed and reconsidered by the Board, and may be impacted if and when the Company’s Legacy assets are spun off.

With the adoption of this policy, Biovail joined approximately 900 other companies on the Toronto Stock Exchange, and 1,000 on the New York Stock Exchange that pay dividends to shareholders.

PROPOSED SPIN-OFF OF LEGACY ASSETS

In November 2005, Biovail announced its intention to pursue a spin-off of substantially all of the Company’s Legacy assets to shareholders on a pro rata basis, either as a dividend in kind or a return of capital. Biovail’s Legacy assets include the U.S. products that have been genericized and are not actively promoted. The products in this category are Cardizem® CD, Ativan®, Tiazac®, Vasotec®, Vaseretic® and Isordil®, and they generate revenue streams that are declining at reasonably predictable rates. Biovail believes that by spinning off these products, the Company can better realize the potential value of its portfolio of legacy products. These products generate significant cash flow; however, prescriptions filled by these legacy products continue to decline. The decline in these products negatively affects Biovail’s revenue and earnings-per-share (EPS) growth. As such, these products are not strategic to the Company’s business, which is focused on long-term, growth opportunities.

The spin off transaction is subject to a number of conditions including, but not limited to, the preparation, review and approval of an offering document containing financial statements and other related disclosures; satisfactory third-party consents; and regulatory and shareholder approval, depending on the form of the distribution.

Biovail’s Legacy products generated approximately $137 million in product sales, and had associated amortization expense of approximately $43 million in 2005. Should a spin-off transaction be effected, the result would be the creation of an independent company, Crystaal Pharmaceuticals Corporation, whose mandate would be to acquire additional products, maximize the financial performance of those products, and to return a significant portion of its distributable cash flows to shareholders in the form of dividends.

COMMERCIAL PORTFOLIO

The following table summarizes Biovail’s commercial product line:

PRODUCT	THERAPEUTIC AREA	INDICATION (S)

PROMOTED/DISTRIBUTED BY BIOVAIL PHARMACEUTICALS, INC. * *
ZOVIRAX® CREAM	ANTIVIRAL	HERPES LABIALIS (COLD SORES)
ZOVIRAX® OINTMENT	ANTIVIRAL	GENITAL HERPES
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION / ANGINA
ATIVAN®	CNS	ANXIETY
VASOTEC®	CARDIOVASCULAR	HYPERTENSION/CONGESTIVE
HEART FAILURE
VASERETIC®	CARDIOVASCULAR	HYPERTENSION/CONGESTIVE
HEART FAILURE
ISORDIL®	CARDIOVASCULAR	ANGINA

PROMOTED / DISTRIBUTED BY BIOVAIL PHARMACEUTICALS CANADA
TIAZAC®	CARDIOVASCULAR	HYPERTENSION / ANGINA
TIAZAC® XC	CARDIOVASCULAR	HYPERTENSION
GLUMETZA™(1)	CARDIOVASCULAR	TYPE II DIABETES
WELLBUTRIN XL®	CNS	DEPRESSION
WELLBUTRIN® SR	CNS	DEPRESSION
MONOCOR	CARDIOVASCULAR	HYPERTENSION
RETAVASE®	CARDIOVASCULAR	ACUTE MYOCARDIAL INFARCTION
ZYBAN®	CNS	SMOKING CESSATION
CARDIZEM® CD	CARDIOVASCULAR	HYPERTENSION / ANGINA

DISTRIBUTED BY PARTNERS
WELLBUTRIN XL®	CNS	DEPRESSION
CARDIZEM® LA(2)	CARDIOVASCULAR	HYPERTENSION/ANGINA
ULTRAM® ER	PAIN MANAGEMENT	CHRONIC PAIN
ULTRAM® ODT	PAIN MANAGEMENT	PAIN
TIAZAC® (3)	CARDIOVASCULAR	HYPERTENSION / ANGINA

BIOEQUIVALENT (GENERIC) PRODUCTS
ADALAT CC
(NIFEDIPINE EXTENDED RELEASE)(4)	CARDIOVASCULAR	HYPERTENSION/ANGINA
CARDIZEM® CD
(DILTIAZEM CONTROLLED RELEASE)(5)	CARDIOVASCULAR	HYPERTENSION/ANGINA
PROCARDIA XL
(NIFEDIPINE EXTENDED RELEASE)(4)	CARDIOVASCULAR	HYPERTENSION/ANGINA
TIAZAC® (DILTIAZEM)(6)	CARDIOVASCULAR	HYPERTENSION/ANGINA
TRENTAL (PENTOXIFYLLINE)(4)	CARDIOVASCULAR	PERIPHERAL VASCULAR DISEASE
VOLTAREN XR
(DICLOFENAC CONTROLLED RELEASE)(4)	INFLAMMATION	ARTHRITIS

*                 Market size according to IMS.

**          In May 2005, we sold Teveten® and Teveten® HCT to Kos.

(1)          Glumetza™ was launched in November 2005.

(2)          As of May 2005, Cardizem® LA is promoted by Kos.

(3)          Tiazac® is distributed by Forest Laboratories, Inc. in the United States.

(4)          Distributed by Teva in the U.S.

(5)          Distributed by Teva in the U.S. and Novopharm Limited, a subsidiary of Teva (“Novopharm”) in Canada.

(6)          Distributed by Forest in the U.S. and Novopharm in Canada.

PRODUCT PIPELINE

Biovail currently has development efforts ongoing for a number of novel formulations of existing products that the Company believes may, upon regulatory approval, provide clinically meaningful benefits to patients. In 2005, these development efforts resulted in six new product approvals – a remarkable achievement for any company. These included Ultram® ER (once-daily tramadol), Ultram® ODT, Glumetza™ (both in Canada and the U.S.), Citalopram ODT and Zolpidem ODT, which was tentatively approved (final approval for zolpidem ODT cannot be made effective until the expiration of patent protection for Ambien in April 2007, which is held by sanofi-aventis).

Other pipeline products are in various stages of development. Despite the reduced risk profile of Biovail’s pipeline programs (relative to new chemical entities, or NCEs), they do carry some residual development risk, and as such, the Company does not anticipate the commercialization of all of these products. In addition, these programs are routinely reviewed and prioritized as new products are added, which can result in the discontinuation or delay of lower-priority development programs. This is a normal course of business in the pharmaceutical industry. As a result of this review, in 2005, Biovail discontinued development efforts related to Acyclovir CR, Bupropion ODT, Fibrostat and Paroxetine CR ODT.

BIOVAIL’S PRODUCT-DEVELOPMENT PIPELINE

Biovail’s product-development efforts are subject to the process and regulatory requirements of the FDA (in the U.S) and the TPD (in Canada). Since Biovail focuses on enhanced formulations of existing drugs (with well-established safety and efficacy profiles), the development path is generally less onerous than that facing companies pursuing new chemical entities. The following chart summarizes the steps required to bring the Company’s pipeline products to market.

FINANCIAL REVIEW

Management’s Discussion and Analysis

Management Report

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Shareholder Information

Selected Quarterly Data

Ten-Year Financial Summary

Board of Directors and Executive Officers

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in U.S. dollars)

The following Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States (“U.S.”) generally accepted accounting principles.

The discussion and analysis contained in this MD&A are as of March 31, 2006.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this Annual Report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration (“FDA”) and Canadian Therapeutic Products Directorate (“TPD”) approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (“SEC”), the Ontario Securities Commission, and other securities regulatory authorities in Canada as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this Annual Report, as well as in our most recent Annual Report on Form 20-F under the heading “Risk Factors” under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive.

An MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes), and pain management. Our key products lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

•                  Cardizem® (diltiazem hydrochloride (“HCl”)) for the treatments of hypertension and angina;

•                  Glumetza™ (metformin HCl) for the treatment of Type II diabetes;

•                  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

•                  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

•                  Wellbutrin® (bupropion HCl) for the treatment of depression; and

•                  Zovirax® (acyclovir) for the treatment of herpes.

We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

OVERVIEW

The past year was a time of fundamental change and refocus for our organization. In May 2005, we changed the approach to how we commercialize our products in the primary-care market in the U.S. As a result, we no longer maintain a direct commercial presence in the U.S. primary-care market, but instead focus our remaining sales and marketing resources on specific specialty markets. Specialist practitioners are playing an increasing role in decisions related to patient treatment, including in the dermatology and women’s health- care markets, where we are currently concentrating our promotional efforts. The restructuring of our commercial operations in the U.S. had an immediate beneficial impact on our profitability, resulting from the substantial reduction in primary-care infrastructure costs. In Canada, our commercial operation will continue to focus on both primary-care and specialty markets.

We have also refocused our development efforts to reflect our core competency of applying innovative drug-delivery technologies to enhance existing compounds through new uses and formulations that provide additional benefits to patients. These efforts will continue to concentrate on unmet primary-care products and needs. However, we intend to enter into manufacturing, supply and distribution agreements for these products with pharmaceutical companies with a strong primary-care presence. We have already successfully employed this strategy for over two years with Wellbutrin XL®, our once-daily formulation of bupropion, that we manufacture and supply to GlaxoSmithKline plc (“GSK”), and, more recently, with Ultram® ER and Ultram® ODT, our extended-release and orally disintegrating formulations of tramadol, that we manufacture and supply to Ortho-McNeil, Inc. (“OMI”), a Johnson & Johnson company.

Over the last two years, revenue from sales of Wellbutrin XL® in the U.S. by GSK has been a key contributor to our product sales and earnings growth. In January 2006, we received regulatory approval for Wellbutrin® XL in Canada, and we have initiated promotion of this product to Canadian physicians, with a formal launch planned for April 2006. Wellbutrin® XL is the first and only once-daily formulation of bupropion available in Canada. During 2005, we also launched two additional new products in Canada; Tiazac® XC, an extended-release formulation of diltiazem designed for nighttime administration, and Glumetza™, the first once-daily formulation of metformin available in Canada. We expect that the contribution from Wellbutrin XL®, Ultram® ER and Ultram® ODT in the U.S., and Wellbutrin® XL, Tiazac® XC and Glumetza™ in Canada, will drive our product sales and earnings growth in the near to mid-term, though there are certain risks associated with this expectation (see — Forward-Looking Statements).

Our long-term success largely depends on our ability to continue to develop new innovative products and acquire or collaborate on compounds under development by other pharmaceutical companies. We intend, therefore, to invest over 10% of our revenue in research and development activities, as well as to continually evaluate strategic transactions to enhance our long-term prospects.

NEW BUSINESS UNIT MODEL

In March 2006, we announced our plans to manage our business as three inter-related Business Units as follows:

•      Biovail Drug Delivery, which comprises our drug-delivery technologies, our drug development capabilities and our strategic alliances;

•      Biovail Pharmaceuticals U.S., which focuses on the promotion of products to specialist practitioners in niche therapeutic markets in the U.S.; and

•      Biovail Pharmaceuticals Canada (“BPC”), which promotes products to both specialty and primary-care physicians in Canada.

We believe this Business Unit model approach will provide the opportunity to reduce infrastructure costs, increase operational flexibility, and provide clarity to our key performance drivers. These drivers include the following:

•      Our ability to develop new products through the application of our drug-delivery technologies to create clinically meaningful enhancements to existing in-market compounds;

•      Our ability to negotiate strategic commercial alliances with other pharmaceutical companies on favourable terms;

•      Our ability to generate higher revenue from our existing in-house promoted products, through increased prescription demand and competitive pricing;

•      Our ability to prudently use our cash resources to acquire complementary new technologies or products;

•      Our ability to control expenses through effective cost management, more focused development efforts, and improved manufacturing efficiencies; and

•      Our ability to protect our intellectual property and successfully defend our products and proprietary technologies from infringement.

RECENT STRATEGIC DEVELOPMENTS

ULTRAM®

In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We will manufacture and supply these products to OMI for distribution in the U.S. and Puerto Rico under the trade names Ultram® ER and Ultram® ODT. Our contractually determined supply prices will be based on 27.5% to 37.5% of OMI’s net selling price for Ultram® ER, depending on the year of sale, and 30% of OMI’s net selling price for Ultram® ODT. OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for Ultram® ER manufactured and supplied to OMI. In addition, we are providing OMI with co-promotion services for Ultram® ER to women’s health-care practitioners through our specialty sales force in the U.S. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent for additional two-year periods. We will be compensated on a fee-per-call basis for these co-promotion services up to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER is the first once-daily tramadol product available in the U.S. for relief of moderate to moderately severe chronic pain. As a result, we believe that a considerable market opportunity may exist for this product in the analgesia market and, therefore, we anticipate that this product will have a material positive impact on our future consolidated results of operations, financial position and cash flows. We anticipate that OMI will launch Ultram® ODT in the near future, though there are certain risks associated with this timing (see — Forward-Looking Statements).

GLUMETZA™

In November 2005, we launched Glumetza™ in the Canadian market. Glumetza™ was developed in partnership with Depomed, Inc. (“Depomed”). We had licensed the rights from Depomed to manufacture and market Glumetza™ in both the U.S. and Canada. However, in December 2005, we revised our arrangement with Depomed, such that we will retain exclusive manufacturing and marketing rights to Glumetza™ in Canada. Depomed will have the exclusive rights to this product in the U.S. Metformin is the most prescribed oral medication for the treatment of Type II diabetes, and Glumetza™ is the first and only once-daily formulation of metformin available in the Canadian diabetes market.

GENERIC TIAZAC®

In November 2005, we entered into an agreement with Novopharm Limited (“Novopharm”), a subsidiary of Teva Pharmaceuticals Industries Ltd. (“Teva”), for the distribution of an authorized generic version of Tiazac® in Canada. We will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price. Novopharm launched generic Tiazac® in Canada in late January 2006. We believe that the launch of this authorized generic will reduce the negative impact of the recent introduction of generic competition to Tiazac® in Canada.

SPIN-OFF TRANSACTION

In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products. These products comprise Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the U.S. and Puerto Rico, and Cardizem® CD that is sold in the U.S., Canada and Puerto Rico. These products are not considered strategic to our business and are in decline (in terms of prescription volumes) due to generic competition. Should the spin-off transaction be effected, it would involve: the creation of an independent company, to be known as Crystaal Pharmaceuticals Corporation (“Crystaal”); the transfer of the assets associated with these products to Crystaal; and the distribution of Crystaal’s shares to our shareholders either as a dividend in kind or as a return of capital. We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and ling of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by our shareholders, if required.

We believe that a spin-off of our off-patent products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts of Crystaal. Should the spin-off transaction be effected, it would have a significant impact on our future consolidated results of operations, financial position and cash flows. Product sales and royalty revenues associated with these products were $148.4 million, $144.2 million and $221.6 million in 2005, 2004 and 2003, respectively. Gross profits associated with those revenues were $115.5 million,

$101.5 million and $190.2 million in 2005, 2004 and 2003, respectively. The aggregate net carrying values of the intangible assets associated with these products were $619.5 million and $662.5 million at December 31, 2005 and 2004, respectively. Amortization expense related to those intangible assets amounted to $43.0 million in both 2005 and 2004, and $40.8 million in 2003.

DISPOSITION AND RESTRUCTURING

KOS

On May 2, 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. (“Kos”). We will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. We will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to FDA approval, we will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs Teveten and Teveten HCT.

At the date of the transaction, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. Kos may make additional payments to us related to the development of the combination product; however, we will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven- year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. We recorded a $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their fair value of $53.7 million (determined based on an independent valuation) at the date of transfer. We recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56.7 million, which comprised the fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos.

The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4.9 million that were not transferred to Kos were written off to cost of goods sold in the second quarter of 2005.

Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. Our maximum potential exposure under this indemnity is $25 million until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. We are aware that Andrx Corporation is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. We continually assess the probability, amount, and timing of future payments, if any, that we may be required to make to Kos under this indemnity. We believe that we can make reasonable estimates for any potential obligation that may exist. We currently estimate that no obligation exists under this indemnity.

RESTRUCTURING

Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. As a result, we reduced our head count by a total of 523, including a reduction of our primary-care and cardiovascular specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. In addition, Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We retained 85 specialty sales representatives who will focus on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and to women’s health-care practitioners, as well as provide co-promotion services to OMI for Ultram® ER. We incurred restructuring charges of $19.8 million, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that we will continue to incur without economic benefit.

OUTLOOK

The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows in the last eight months of 2005, due to approximately $80 million in cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. We anticipate that these cost savings will continue to have a material positive impact on our future consolidated results of operations, financial position and cash flows, though other factors could mitigate these savings (see — Forward-Looking Statements). In addition, the net amortization of the deferred revenue, and intangible and other assets associated with the Kos transaction will positively impact our earnings by $5.9 million annually over the seven-year Cardizem® LA supply term. All of the above factors are partly offset by lower gross profit on product sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

DISCONTINUED OPERATION

NUTRAVAIL

In September 2005, our Board of Directors committed to a plan to sell our Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to our core pharmaceutical operations. We have received an offer of $3.0 million from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. We currently anticipate that a sale transaction may be completed in the second quarter of 2006.

On our consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3.0 million based on the purchase offer received. Consequently, we recorded a $5.6 million write-down of the carrying values of Nutravail’s long-lived assets.

Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of our organization. Nutravail’s operations and cash flows will be eliminated from our ongoing operations as a result of the sale transaction, and we will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated results of operations for the current and prior periods.

For 2005, 2004 and 2003, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	Years Ended December 31
($ in 000s)	2005	2004	2003
Revenue
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787
	5,532	7,387	11,972
Expenses
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272
	10,537	12,602	12,451
Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—
Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

OUTLOOK

Without significant capital investment, Nutravail was expected to continue to incur losses into the foreseeable future. As a result, we anticipate that the sale of Nutravail will have a material positive impact on our future consolidated results of operations and cash flows.

SELECTED ANNUAL INFORMATION

The following table provides selected financial information for the last three years:

	Years Ended December 31
($ in 000s, except per share data)	2005	2004	2003
Revenue	$935,536	$879,156	$811,750
Income (loss) from continuing operations	246,796	166,209	(26,786)
Net income (loss)	236,221	160,994	(27,265)
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$1.55	$1.04	$(0.17)
Net income (loss)	$1.48	$1.01	$(0.17)
Cash dividends declared and paid per share	$0.50	$—	$—
Total assets	$2,028,812	$1,711,060	$1,922,774
Long-term obligations	436,868	478,936	822,927

REVENUE

Revenue increased 6% from 2004 to 2005, due mainly to higher Wellbutrin XL®, Zovirax® and Legacy product sales, partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels. We believe that sales of these products in 2005 more closely reflected actual prescription demand. Revenue increased 8% from 2003 to 2004, reflecting the first full calendar year of Wellbutrin XL® product sales, which more than offset declines in revenue from our participating interest in generic omeprazole and co-promotion activities. A strengthening of the Canadian dollar relative to the U.S. dollar increased revenue 1% in each of 2005, compared with 2004, and 2004, compared with 2003.

RESULTS Of OPERATIONS

Our income or loss from continuing operations and net income or loss were impacted by specific events that affected the comparability of these results between years. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results with those of a previous or subsequent period. In addition, management excludes these events when analyzing our operating performance. However, it should be noted that the determination of these events involves judgment by us.

Our income from continuing operations and net income in 2005 were impacted by the following events:

•      Write-down of assets of $29.2 million (basic and diluted impact per share of $0.18) primarily related to our Teveten and Teveten HCT product rights transferred to Kos, as well as a portion of our investment in Reliant Pharmaceuticals, LLC (“Reliant”);

•      Restructuring costs of $19.8 million (basic and diluted impact per share of $0.12);

•      Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos;

•      Equity loss of $1.2 million (basic and diluted impact per share of $0.01) related to our non-strategic investment in a venture fund that invests in early-stage biotechnology companies, which is not considered part of our ongoing research and development program;

•      Our net income was also impacted by the write-down of assets of Nutravail of $5.6 million (basic and diluted impact per share of $0.03).

Our income from continuing operations and net income in 2004 were impacted by the following events:

•      Write-down of assets (net of gain on disposal of $1.5 million) of $40.7 million (basic and diluted impact per share of $0.26) primarily related to a portion of our investment in Ethypharm S.A. (“Ethypharm”);

•      Equity loss of $4.2 million (basic and diluted impact per share of $0.03); and

•      Acquired research and development expense of $8.6 million (basic and diluted impact per share of $0.05) associated with our acquisition of BNC-PHARMAPASS, LLC (“BNC-PHARMAPASS”).

Our loss from continuing operations and net loss in 2003 were impacted by the following events:

•      Write-down of assets of $45.1 million (basic and diluted impact per share of $0.28) primarily related to our Cedax and Rondec product rights;

•      Equity loss of $1.0 million (basic and diluted impact per share of $0.01);

•      Acquired research and development expense of $124.7 million (basic impact per share of $0.79 and diluted impact per share of $0.78) associated with our acquisition of BNC-PHARMAPASS, as well as the acquisitions of certain products under development from Ethypharm, Athpharma Limited (“Athpharma”) and Wyeth Pharmaceuticals Inc. (“Wyeth”);

•      Payment of $61.3 million (basic and diluted impact per share of $0.38) to extinguish a trailing royalty obligation to Reliant;

•      Foreign exchange loss of $13.1 million (basic and diluted impact per share of $0.08) related to a Canadian dollar-denominated long-term obligation;

•      Relocation costs of $7.5 million (basic and diluted impact per share of $0.05) associated with the transition of our U.S. commercial operations from Raleigh, North Carolina to our current facility in Bridgewater, New Jersey; and

•      Reduction in provision for tax contingencies of $12.0 million (basic and diluted impact per share of $0.08) due to the resolution of certain tax uncertainties.

The collective impact of the aforementioned events on our income or loss from continuing operations and net income or loss, as well as the basic and diluted impact per share for the last three years are identified in the following table:

	Years Ended December 31
($ in 000s, except per share data)	2005	2004	2003
Write-down of assets, net of gain on disposal	$29,230	$40,685	$45,081
Restructuring costs	19,810	—	—
Write-off of inventory	4,862	—	—
Equity loss	1,160	4,179	1,010
Acquired research and development	—	8,640	124,720
Extinguishment of royalty obligation	—	—	61,348
Foreign exchange loss on long-term obligation	—	—	13,061
Relocation costs	—	—	7,539
Reduction in tax contingency provision	—	—	(12,000)
Impact on income or loss from continuing operations	55,062	53,504	240,759
Write-down of assets of discontinued operation	5,570	—	—
Impact on net income or loss	$60,632	$53,504	$240,759
Basic impact per share
Income from continuing operations	$0.35	$0.34	$1.52
Net income	$0.38	$0.34	$1.52
Diluted impact per share
Income from continuing operations	$0.34	$0.34	$1.51
Net income	$0.38	$0.34	$1.51

CASH DIVIDENDS

In November 2005, we declared our first cash dividend, in the amount of $0.50 per share, which was paid in December 2005. Our Board of Directors has adopted a dividend policy, which contemplates the payment of a quarterly divided of $0.125 per share. The declaration of future dividends pursuant to this dividend policy will be subject to the discretion of the Board, and will be dependent upon our financial condition and operating results. In March 2006, our Board of Directors declared a cash dividend of $0.125 per share, payable in April 2006.

FINANCIAL CONDITION

Total assets increased $317.8 million from 2004 to 2005, due mainly to an increase in cash and cash equivalents of $411.0 million. The increase in cash and cash equivalents mainly reflected cash generated from continuing operations less the payment of cash dividends, and repayments of long-term obligations related to past acquisitions of intangible assets.

RESULTS OF OPERATIONS

In 2005, we operated our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflected how management reviewed the business, made investing and resource allocation decisions, and assessed operating performance.

Figures for 2004 and 2003 reflect the reclassification of Nutravail’s revenue and expenses to discontinued operation.

REVENUE

Our revenue is derived primarily from the following sources:

•      Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

•      Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

•      Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue, compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003		2004	2003
($ in 000s)	$	%	$	%	$	%	to 2005	to 2004
Product sales	884,267	95	837,102	95	624,139	77	6%	34%
Research and development	27,949	3	19,279	2	12,813	2	45%	50%
Royalty and other	23,320	2	22,775	3	174,798	22	2%	(87)%
	935,536	100	879,156	100	811,750	100	6%	8%

Product sales

The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003		2004	2003
($ in 000s)	$	%	$	%	$	%	to 2005	to 2004
Wellbutrin® XL	354,213	40	317,298	38	64,932	10	12%	389%
Zovirax®	95,858	11	75,451	9	102,434	16	27%	(26)%
BPC	99,508	11	101,865	12	85,197	14	(2)%	20%
Cardizem® LA	59,672	7	53,625	6	47,743	8	11%	12%
Legacy	133,419	15	121,588	15	200,101	32	10%	(39)%
Generic	135,209	15	149,675	18	101,491	16	(10)%	47%
Teveten	6,388	1	17,600	2	22,241	4	(64)%	(21)%
	884,267	100	837,102	100	624,139	100	6%	34%

Wholesaler Distribution Services Agreements (“DSAs”)

In the U.S., we sell our Zovirax® and Legacy products, as well as our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. (“Cardinal”), McKesson Corporation (“McKesson”) and AmerisourceBergen Corporation (“ABC”), dominate the drug wholesale market in the U.S. These wholesalers accounted for 72%, 64% and 73% of our direct product sales in the U.S. in 2005, 2004 and 2003, respectively. Prior to 2004, we believe that these wholesalers relied largely on cash discounts on purchases and price arbitrage to generate income. This industry business model resulted in forward buying (purchases of inventory not tied to demand) on the part of these wholesalers in anticipation of possible price increases. At times, this led to elevated inventory levels in the wholesale distribution channel. In late 2004 and early 2005, we entered into DSAs with these wholesalers, which has fundamentally changed the way we conduct business with them. In exchange for a fee-for-service, these agreements limit the amount of inventory these wholesalers can own to between two weeks and 1 1/2 months of supply. These agreements also require these wholesalers to provide us with more timely and complete information with respect to inventory levels held and better data regarding sales and marketplace activity.

During the last three quarters of 2004, in anticipation of the transition to DSAs, we took steps together with these wholesalers to reduce their inventories of our products to approximately two months of supply on hand at December 31, 2004. During the first quarter of 2005, we substantially completed this process such that the inventory level of our products owned by these wholesalers was approximately one month of supply on hand at December 31, 2005. As a result, the reported sales of our Zovirax®, Cardizem® LA, Teveten and Legacy products during those periods of reduction were adversely affected and not necessarily reflective of prescription demand; however, we believe that our product sales for the last three quarters of 2005 more closely reflected demand-based sales. In January 2006, we entered into a DSA with an additional regional wholesaler, Kinray Inc., which together with Cardinal, McKesson and ABC, accounted for approximately three-quarters of our direct product sales in the U.S. in 2005.

Wellbutrin XL®

We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Wellbutrin XL® was launched by GSK in September 2003. The supply price for Wellbutrin XL® trade product is based on an increasing tiered percentage of revenue generated on GSK’s net sales (after taking into consideration GSK’s provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. Our revenue from sales of Wellbutrin XL® increased 12% in 2005, compared with 2004, due to higher volumes sold and price increases effected by GSK.

A number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. As a result, a generic version of Wellbutrin XL® could be launched in 2007 or sooner, at which point we would anticipate losing a substantial portion of the pre-genericization revenue from Wellbutrin XL® product sales within a short period of time.

Zovirax®

We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax®

Ointment and Zovirax® Cream increased 27% in 2005, compared to 2004, and declined 26% in 2004, compared with 2003. The fluctuations in Zovirax® product sales reflected higher prescription levels in 2005 and the work-down of Zovirax® inventory in the wholesale distribution channel during 2004.

BPC

BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL (since March 2006) and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 2% in 2005, compared with 2004, and increased 20% in 2004, compared with 2003. The decline in BPC product sales in 2005 reflected lower sales of Wellbutrin® SR due to the introduction of generic competition in the early part of the year, offset partly by growth in Tiazac® sales and the introductions of Tiazac® XC and Glumetza™ in January 2005 and November 2005, respectively. The increase in BPC product sales in 2004 was due to higher Tiazac®, Wellbutrin® SR and Zyban product sales, and pre- launch shipments of Tiazac® XC in the fourth quarter of 2004.

In late January 2006, a competitor introduced a generic version of Tiazac® into the Canadian marketplace, and Novopharm launched our authorized generic. We anticipate that these introductions will result in a significant decline in BPC’s sales of brand Tiazac®, which were approximately $55 million in 2005. The introduction of generic formulations of Tiazac® does not affect our ongoing conversion strategy for Tiazac® XC.

Cardizem® LA

After May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractual prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. However, our revenue from sales of Cardizem® LA increased 11% in 2005, compared with 2004, as a result of a reduction in wholesaler inventory levels in 2004, and the recognition of $10.0 million in 2005 related to the amortization of the deferred revenue associated with the Kos transaction. Cardizem® LA product sales increased 12% in 2004, compared with 2003, which reflected higher prescription demand for this product.

Legacy products

Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. (“Forest”) for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 10% overall in 2005, compared with 2004, and declined 39% overall in 2004, compared with 2003. These fluctuations in overall sales of our Legacy products reflected reductions in wholesaler inventories of these products, as well as the impact of the introduction of generic competition to Tiazac® in April 2003 (which resulted in Forest ceasing all promotion efforts in September 2003) and our launch of Cardizem® LA also in April 2003 (which resulted in lower demand for Cardizem® CD).

Generic products

Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva for distribution in the U.S. Sales of our Generic products declined 10% overall in 2005, compared with 2004, and increased 47% overall in 2004, compared with 2003. The fluctuations in our Generic product sales reflected changes in inventory levels of these products owned by Teva.

Teveten

Sales of Teveten and Teveten HCT reflected only those sales made prior to May 2, 2005 (the date of the Kos transaction), as we no longer have an ongoing financial interest in these products.

Research and development revenue

Research and development revenue increased 45% in 2005, compared with 2004, and 50% in 2004, compared with 2003. The increases in research and development revenue reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

Royalty and other revenue increased by 2% in 2005, compared with 2004, and declined 87% in 2004, compared with 2003. The increase in royalty and other revenue in 2005 reflected an increase in royalty income from our interest in Tricor (fenofibrate), which more than offset a decrease in royalty income on Tiazac® brand sales by Forest due to generic competition. The substantial decline in royalty and other revenue in 2004 reflected a reduced contribution from our participating interest in generic omeprazole, which amounted to $1.7 million and $103.0 million in 2004 and 2003, respectively, and the elimination of co-promotion revenue related to Celexa in Canada and Wellbutrin SR® in the U.S., which totaled $43.1 million in 2003.

OPERATING EXPENSES

The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003		2004	2003
($ in 000s)	$	%	$	%	$	%	to 2005	to 2004
Cost of goods sold	206,531	22	221,935	25	132,197	16	(7)%	68%
Research and development	88,437	9	68,382	8	84,625	10	29%	(19)%
Selling, general and administrative	227,394	24	253,531	29	239,796	30	(10)%	6%
Amortization	62,260	7	64,704	7	140,623	17	(4)%	(54)%
Write-down of assets, net of gain on disposal	29,230	3	40,685	5	45,081	6	(28)%	(10)%
Restructuring	19,810	2	—	—	—	—	NM	NM
Acquired research and development	—	—	8,640	1	124,720	15	(100)%	(93)%
Extinguishment of royalty obligation	—	—	—	—	61,348	8	NM	(100)%
Settlements	—	—	—	—	(34,055)	(4)	NM	(100)%
	633,662	68	657,877	75	794,335	98	(4)%	(17)%

NM - Not Meaningful

Cost of goods sold and gross margins

In 2005, cost of goods sold included $5.4 million related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, and $5.2 million related to the amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK. In addition, in 2005, we recorded a provision of $5.7 million for inventory of Cardizem® CD in excess of expected demand, and we wrote off $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Gross margins based on product sales were 77%, 73% and 78% in 2005, 2004 and 2003, respectively. The increase in gross margin in 2005, compared with 2004, reflected manufacturing efficiencies achieved in the production of Wellbutrin XL®, as well as a decrease in the proportion of lower margin Wellbutrin XL® sample supplies versus trade product sales. The decline in gross margin in 2004, compared with 2003, was partly due to a full calendar year of Wellbutrin XL® sales, which had a lower margin relative to other of our products due to start-up manufacturing inefficiencies and higher initial sales of sample supplies. The higher margin in 2003 also reflected the recognition of a $25.5 million cumulative reduction in the Zovirax® supply price paid to GSK.

Research and development expenses

Research and development expenses increased 29% in 2005, compared with 2004, and declined 19% in 2004, compared with 2003. We invested 9% of total revenue in research and development activities in 2005 compared with 8% and 10% in 2004 and 2003, respectively. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

Research and development activities in 2005 included line-extension and enhanced-formulation programs including:

•      A bupropion salt product. We anticipate ling an NDA for this product in the third quarter of 2006;

•      A once-daily bioequivalent version of Coreg (carvedilol) for the treatment of hypertension;

•      A combination product incorporating tramadol and a non-steroidal anti-inflammatory drug for the treatment of acute and chronic pain;

•      Combination products incorporating bupropion with other anti-depressant agents; and

•      A venlafaxine product for the treatments of depression and anxiety.

We achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

•      In January 2006, we received TPD approval for Wellbutrin® XL in Canada;

•      In December 2005, we received approval from the FDA for Citalopram ODT, a selective serotonin reuptake inhibitor for the treatment of depression. We are currently considering a number of commercialization options for this product;

•      In September 2005, we received approval from the FDA for Tramadol ER (Ultram® ER). We are the first and only company to receive approval for a once-daily tramadol formulation in the U.S.;

•      In May and June 2005, we received approval for Glumetza™ from the TPD and the FDA, respectively, which we developed in collaboration with Depomed. In July 2005, we made a $25.0 million milestone payment to Depomed associated with the regulatory approval of this product, and we recorded a corresponding addition to product rights;

•      In May 2005, we received final approval from the FDA for Tramadol ODT (Ultram® ODT). In July 2005, we made a $1.0 million milestone payment to Ethypharm associated with the FDA approval of this product, and we recorded a corresponding addition to product rights; and

•      In May 2005, we received tentative approval from the FDA for our NDA for Zolpidem ODT, for the treatment of insomnia. Final approval for this product cannot be made effective until the expiration of patent protection held by Sano -Aventis for the branded drug, Ambien, in October 2006 (or later if Sano-Aventis receives a pediatric extension for Ambien).

There are certain risks associated with predicting when final FDA approvals may be received and our ability to successfully commercialize our pipeline products referred to above (see — Forward-Looking Statements).

Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative expenses

Selling, general and administrative expenses declined by 10% in 2005, compared with 2004, and increased 6% in 2004, compared with 2003. As a percentage of total revenue, selling, general and administrative expenses were 24%, 29% and 30% in 2005, 2004 and 2003, respectively. The decline in selling, general and administrative expenses in 2005, compared with 2004 and 2003, reflected the positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. These factors were partially offset by higher corporate expenses resulting from increased professional fees related to ongoing regulatory and legal matters and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives, as well as an expansion of our executive group and compensation expense of $3.0 million related to Deferred Share Units granted to our Executive Chairman and non-employee directors in the third quarter of 2005. The increase in selling, general and administrative expenses in 2004, compared with 2003, reflected a higher level of spending on sales and marketing activities to support our promoted products, as well as an increase in headcount and higher legal expenses. In addition, we incurred incremental costs in 2004 associated with the expansion and realignment of our primary-care and specialty sales forces in the U.S. These costs were offset partially by the elimination of co-promotion fees paid to Reliant in 2003. Effective December 31, 2003, we mutually agreed with Reliant to terminate their co-promotion of our products.

Amortization expense

Amortization expense declined 4% in 2005, compared with 2004, and 54% in 2004, compared with 2003. As a percentage of total revenue, amortization expense was 7% in both 2005 and 2004, compared with 17% in 2003. The decline in amortization expense in 2005 reflected the discontinuance of the amortization of our Teveten and Teveten HCT product rights following the Kos transaction. The transfer of these product rights will reduce amortization expense by $4.7 million annually. The substantial decline in amortization expense in 2004 reflected the amortization of our participating interest in generic omeprazole, which amounted to $1.1 million and $70.7 million in 2004 and 2003, respectively. In 2004, we recorded the final amortization related to this interest, as we had received all the revenue that we were entitled to from this interest.

Write-down of assets, net of gain on disposal

In 2005, we recorded a charge of $29.2 million related to the write-down of the following assets:

•      In December 2005, we recorded a $2.7 million write-down to the $8.9 million carrying value of our investment in Reliant to reflect another-than-temporary decline in the estimated fair value of this investment. We assessed the financial performance of Reliant in 2005, compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of this investment might not be fully realized in the foreseeable future. We will continue to monitor Reliant’s near-term financial condition, results of operations and cash flows for additional indications of impairment;

•      In June 2005, we wrote off our $0.7 million investment in convertible debentures of Procyon Biopharma Inc. (“Procyon”), as a result of our decision to terminate the Fibrostat licensing agreement with Procyon; and

•      In May 2005, we recorded a $25.5 million write-down on the transfer of our Teveten and Teveten HCT product rights to Kos, as well as related costs to transfer of $0.3 million.

In 2004, we recorded a net charge of $40.7 million related to the write-down or gain on disposal of the following assets:

•      In December 2004, we recorded a $37.8 million write-down to the $67.8 million carrying value of our equity investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. We evaluated our investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. Nevertheless, Ethypharm has been executing a restructuring plan to improve its profitability and financial condition, and it continues to invest a significant portion of its revenue into research and development activities. For these reasons, we believe that we may ultimately be able to recover the full value of our investment in Ethypharm;

•      In November 2004, we wrote off the remaining $4.4 million carrying value of our Rondec product rights, following a decision not to reformulate this product line and to discontinue all remaining related marketing and sales efforts; and

•      In July 2004, we disposed of our Cedax product rights, inventories and promotional materials for proceeds of $3.0 million, which resulted in a gain on disposal of $1.5 million.

In December 2003, we recorded a charge of $45.1 million primarily related to the write-down of the carrying values of our Cedax and Rondec product rights to their estimated fair values at that time.

Restructuring costs

We incurred costs of $19.8 million in 2005 related to the restructuring of our U.S. commercial operations. At December 31, 2005, the liability balance related to restructuring costs incurred, but not paid or settled, was $1.6 million.

Acquired research and development expense

Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use.

In 2004, we acquired Pharma Pass II, LLC’s (“PPII”) remaining interest in BNC-PHARMAPASS, a company that we formed in 2003 with PPII to advance the development of three products (carvedilol, eprosartan and tamsulosin). We subsequently agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. We recorded a charge of $8.6 million to acquired research and development expense related to the increase in our share of the fair values of the two remaining products (carvedilol and eprosartan). Both of these products are in early clinical phases of development.

In 2003, we recorded a charge of $124.7 million to acquired research and development expense related to the following transactions:

•      Acquisition of certain cardiovascular products from Athpharma for $44.2 million. We are currently negotiating with Athpharma to amend our development and license agreement;

•      Acquisition of certain Ativan® ODT line-extension products from Wyeth, which were valued at $38.1 million. In December 2005, we decided to terminate the development programs for these products. The lost contribution from these line-extension products may have a material effect on our future results of operations, financial condition and cash flows; however, we believe that the carrying values of the Ativan® intangible assets at December 31, 2005 are fully recoverable, based on the estimated undiscounted future cash flows related to the existing Ativan® products;

•      Acquisition of our initial interest in BNC-PHARMAPASS’s products for $26.4 million; and

•      Acquisition of ODT formulations of tramadol and combination of tramadol and acetaminophen (“APAP”) from Ethypharm for $16.0 million. Since the date of acquisition, we have received approval from the FDA for Tramadol ODT. Tramadol APAP is in a pre-clinical phase of development.

Extinguishment of royalty obligation

In December 2003, we mutually agreed with Reliant to terminate their co-promotion of our products, and we incurred a charge of $61.3 million related to a payment to extinguish our trailing royalty obligation to them.

Settlements

In 2003, we negotiated an overall settlement with Pfizer Inc. and certain other companies through which all pending patent infringement and antitrust actions relating to generic versions of Procardia XL and Adalat CC were dismissed. We also reached settlements with Eli Lilly and Company (“Lilly”) with respect to Lilly’s inability to supply us with Keftab, and with Mylan Pharmaceuticals Inc. (“Mylan”) with respect to Mylan’s failure to supply us with generic Verelan, as well as with Elan Corporation, plc (“Elan”) with respect to the termination of our rights to Elan’s generic versions of Adalat CC.

In connection with the settlement of these matters, we received payments of $34.1 million in 2003, mainly related to our lost profits on sales of generic Procardia XL, Keftab and generic Verelan. We also received payments totaling $16.2 million in 2003, mainly related to a recovery of certain charges related to Elan’s supply to us of generic Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million from Lilly in 2003, which was recorded as a reduction to assets related to the recoverable value of the Keftab product rights and the value of the destroyed Keftab inventory.

OPERATING INCOME

We recorded operating income of $301.9 million in 2005 compared with $221.3 million in 2004 and $17.4 million in 2003. The aforementioned charges related to the cost of inventories not purchased by Kos, restructuring and relocation activities, write-downs of assets (net of gain of disposal), acquired research and development, and the extinguishment of the Reliant royalty obligation reduced operating income by $53.9 million in 2005, compared with $49.3 million in 2004 and $238.7 million in 2003.

Operating income in 2005, compared with 2004, reflected a higher gross profit on product sales and lower sales force and marketing costs. These factors were partially offset by increased research and development spending and higher corporate expenses. Operating income in 2004, compared with 2003, reflected higher product sales revenue and lower research and development spending. These factors were offset partially by the lower contribution from our interest in generic omeprazole, and the decline in co-promotion revenue related to Celexa and Wellbutrin SR®, as well as costs associated with the expansion of our U.S. commercial operations, and higher spending on sales and marketing activities.

NON-OPERATING ITEMS

Interest expense

Interest expense was $37.1 million in 2005, compared with $40.1 million in 2004 and $40.4 million in 2003. Interest expense mainly comprised interest on our 7 7/8  % Senior Subordinated Notes due April 1, 2010 (“Notes”), which were issued in March 2002. Prior to July 2005, we utilized interest rate swaps to modify our exposure to interest rate fluctuations by converting one-half of our fixed-rate Notes to floating rate. Effective July 2005, we terminated the use of interest rate swaps. Net receipts relating to these swaps, which amounted to $1.8 million, $6.4 million and $7.3 million in 2005, 2004 and 2003, respectively, were recorded as a reduction to interest expense.

Foreign exchange loss

We recorded foreign exchange losses of $1.4 million, $0.6 million and $14.0 million in 2005, 2004 and 2003, respectively. These losses reflected the impact of foreign exchange fluctuations on our non-U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable balances. The loss in 2003 also included $13.1 million on a Canadian dollar-denominated obligation to GSK related to our acquisition of the Canadian rights to Wellbutrin® and Zyban®, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

Equity loss

We recorded equity losses of $1.2 million, $4.2 million and $1.0 million in 2005, 2004 and 2003, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2005, we had invested a total of $5.8 million in this fund. The nature of this fund is no longer consistent with our business strategy, and we will not be making any additional capital contributions in it beyond our remaining commitment of $2.0 million.

Income taxes

Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $22.6 million and $9.0 million in 2005 and 2004, respectively, and a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the U.S.). Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2005 and 2004:

($ in 000s, except per share data)	Q1	Q2	Q3	Q4	2005 Full Year
Revenue	$173,686	$216,178	$258,058	$287,614	$935,536
Income from continuing operations	12,059	4,922	109,299	120,516	246,796
Net income	11,132	3,707	101,663	119,719	236,221
Basic and diluted earnings per share
Income from continuing operations	$0.08	$0.03	$0.69	$0.75	$1.55
Net income	$0.07	$0.02	$0.64	$0.75	$1.48
Net cash provided by continuing operating activities	$67,796	$88,247	$122,446	$223,390	$501,879

($ in 000s, except per share data)	Q1	Q2	Q3	Q4	2004 Full Year
Revenue	$185,302	$204,886	$213,618	$275,350	$879,156
Income from continuing operations	23,198	45,784	50,645	46,582	166,209
Net income	21,106	44,208	49,635	46,045	160,994
Basic and diluted earnings per share
Income from continuing operations	$0.15	$0.29	$0.32	$0.29	$1.04
Net income	$0.13	$0.28	$0.31	$0.29	$1.01
Net cash provided by continuing operating activities	$64,417	$44,356	$58,640	$112,153	$279,566

RESULTS FOR THE FOURTH QUARTER

REVENUE

The increase in revenue in the fourth quarter of 2005, compared with the fourth quarter of 2004, was due mainly to a 26% increasein revenue from sales of Wellbutrin XL® to GSK, which reflected higher volumes and pricing. This increase was partially offset by the elimination of Teveten and Teveten HCT product sales and lower sales of our Generic products to Teva.

The increase in revenue in the fourth quarter of 2005, compared with the first three quarters of 2005, was due mainly to higher revenue from sales of Wellbutrin XL® to GSK, which reflected the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second and third quarters of 2005, GSK’s net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier and from the second to third and highest tier, respectively. As a result, all Wellbutrin XL® sales, except for any product held in inventory by GSK at the end of 2005, were recorded at the highest-tier supply price in the fourth quarter of 2005. In addition, GSK reduced the level of its safety stock of Wellbutrin XL® in the first quarter of 2005, after ordering additional quantitiesof this product during 2004, in anticipation of our need to shift production from Wellbutrin XL® to other of our products under development, including Tramadol ER.

NET INCOME

The increase in net income in the fourth quarter of 2005, compared with the fourth quarter of 2004, reflected the lower sales force and marketing costs following the Kos transaction and restructuring activities in the second quarter of 2005. Also contributing to the increase was an improved gross margin on Wellbutrin XL® due to manufacturing efficiencies and higher sales of trade product versus sample supplies in 2005. Net income in the fourth quarter of 2004 was negatively impacted by a $42.2 million write-down of assets, mainly related to our investment in Ethypharm.

The increase in net income in the fourth quarter of 2005, compared with the first three quarters of 2005, reflected the increasing gross margin on Wellbutrin XL® product sales due to the tiered supply price. Following the Kos transaction and restructuring activities in May 2005, our net income in the last three quarters of 2005 reflected lower sales force and marketing costs. Net income in the second quarter of 2005 reflected the charges related to the write-down of the Teveten and Teveten HCT product rights and restructuring activities.

CASH FLOWS

The increase in net cash provided by continuing operating activities in the fourth quarter of 2005, compared with the first three quarters of 2005 and fourth quarter of 2004, was mainly related to higher gross profit on product sales, and lower sales force and marketing costs, as well as the receipt of the $60 million supply prepayment from OMI for Ultram® ER.

FINANCIAL CONDITION

The following table presents a summary of our financial condition at December 31, 2005 and 2004:

($ in 000s)	2005	At December 31 2004
Working capital	$411,226	$124,414
Long-lived assets	1,269,643	1,328,363
Long-term obligations	436,868	478,936
Shareholders’ equity	1,220,356	1,053,913

WORKING CAPITAL

The $286.8 million increase in working capital from 2004 to 2005 was primarily due to:

•      Cash generated from continuing operations of $501.9 million, which included the $60 million supply prepayment from OMI for Ultram® ER; and

•      Net proceeds of $98.1 million from the Kos transaction.

Partially offset by:

•      Payment of dividends of $79.8 million;

•      An increase in current deferred revenue of $53.0 million, primarily related to the portion of the proceeds from the Kos transaction and supply prepayment from OMI that we expect to earn commencing in 2006;

•      Repayments of long-term obligations of $39.6 million;

•      Net additions to property, plant and equipment of $41.7 million;

•      Acquisitions of intangible assets of $26.0 million;

•      A decrease in inventories of $20.7 million mainly related to lower inventory balances for Cardizem® LA, Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence of $5.7 million related to Cardizem® CD;

•      An increase in accounts payable of $20.3 million related to the timing of payments and higher payables related to capital expenditures and professional fees; and

•      A decrease in accounts receivable of $16.1 million mainly related to the amount and timing of collections of product sales revenue.

LONG-LIVED ASSETS

Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $58.7 million decrease in long-lived assets from 2004 to 2005 was primarily due to:

•      Depreciation of plant and equipment of $28.0 million and the amortization of intangible and other assets of $74.8 million; and

•      Write-down of the carrying values of our Teveten and Teveten HCT product rights and Nutravail’s long-lived assets of $25.5 million and $5.6 million, respectively.

Partially offset by:

•      Additions to property, plant and equipment of $41.7 million, which included expenditures related to the ongoing expansion of our manufacturing facility in Steinbach, Manitoba. This expansion will enable us to meet the anticipated quantities of our existing products, including Wellburtin XL® and Ultram® ER, as well as products we expect to manufacture in the future; and

•      Additions of the Glumetza™ and Tramadol ODT product rights of aggregate $26.0 million.

LONG-TERM OBLIGATIONS

The $42.1 million decrease in long-term obligations, including the current portion thereof, reflected primarily the following instalments:

•      Payment of $15.2 million to Merck & Co., Inc. (“Merck”) related to the May 2002 acquisition of Vasotec® and Vaseretic®;

•      Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement; and

•      Final payment of $9.2 million to Wyeth related to the May 2003 acquisition of Ativan® and Isordil®.

SHAREHOLDERS’ EQUITY

The $166.4 million increase in shareholders’ equity reflected primarily net income of $236.2 million, partially offset by dividendpayments of $79.8 million.

CASH FLOWS

Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At December 31, 2005, we had cash and cash equivalents of $445.3 million, compared with $34.3 million at December 31, 2004. The following table displays cash flow information for the last three years:

		Year Ended December 31
($ in 000s)	2005	2004	2003
Net cash provided by continuing operating activities	$501,879	$279,566	$282,769
Net cash provided by (used in) continuing investing activities	31,825	(42,258)	(278,539)
Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523
Net cash used in discontinued operation	(3,817)	(2,481)	(697)
Effect of exchange rate changes on cash and cash equivalents	173	762	1,125
Net increase (decrease) in cash and cash equivalents	$410,965	$(98,937)	$77,181

OPERATING ACTIVITIES

Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

•      An increase of $64.3 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

•      An increase of $43.7 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI, which we will begin recognizing in revenue in 2006 as we manufacture and supply Ultram® ER to OMI;

•      An increase of $43.1 million related to the change in inventories, due mainly to lower purchases related to Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence related to Cardizem® CD;

•      An increase of $42.3 million related to the change in accounts payable, due mainly to the timing of payments and higher payables related to professional fees; and

•      An increase of $27.3 million related to the change in accrued liabilities, due mainly to lower payments related to product returns, rebates and chargebacks.

Net cash provided by continuing operating activities declined $3.2 million from 2003 to 2004, primarily due to:

•      A decrease of $8.8 million related to changes in operating assets and liabilities, due mainly to the timing of receipts and payments related to accounts receivable, accounts payable and income taxes payable, as well as higher payments related to

Partially offset by:

•      An increase of $5.6 million related to income from operations before changes in operating assets and liabilities, reflecting relatively level income as the receipt of the settlement paymentsin 2003 largely offset the royalty extinguishment payment we made to Reliant.

INVESTING ACTIVITIES

Net cash provided by continuing investing activities increased $74.1 million from 2004 to 2005 primarily due to:

•      An increase of $95.1 million in net proceeds from the disposal of intangible assets, related to the Kos transaction; and

•      A decrease of $9.3 million in payments to acquire businesses, related to our acquisition of PPII’s remaining interest in
BNC-PHARMAPASS in 2004.

Partially offset by:

•      An increase of $26.0 million in payments to acquire intangible assets, related to the additions of the Glumetza™ and Tramadol ODT product rights in 2005; and

•      An increase of $9.8 million in capital expenditures on property, plant and equipment in 2005.

Net cash used in investing activities declined $236.3 million from 2003 to 2004 primarily due to:

•      A decrease of $242.3 million in payments to acquire intangible assets, related to the additions in 2003 of Ativan® and Isordil® for $146.3 million, the Athpharma products for $44.2 million, Ethypharm’s tramadol products for $16.0 million, and an interest in generic omeprazole for $35.5 million; and

•      A decrease of $16.4 million in payments to acquire businesses, related to our step acquisition of BNC-PHARMAPASS in 2004 and 2003.

Partially offset by:

•      A decrease of $21.1 million in proceeds related to Reliant’s net repayment of our loan to them in 2003.

FINANCING ACTIVITIES

Net cash used in continuing financing activities declined by $215.0 million from 2004 to 2005 primarily due to:

•      A decrease of $280.0 million related to repayments under our revolving term credit facility in 2004; and

•      A decrease of $26.7 million in repayments of other long-term obligations.

Partially offset by:

•      An increase of $79.8 million related to dividends paid in 2005. Net cash used in continuing financing activities increased $407.0 million from 2003 to 2004 primarily due to:

•      An increase of $280.0 million related to repayments under our revolving term credit facility in 2004; and

•      A decrease of $170.0 million related to borrowings under our revolving term credit facility in 2003.

Partially offset by:

•      A decrease of $53.1 million in repayments of other long-term obligations.

OUTLOOK

We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million per quarter). We also anticipate capital expenditures of approximately $60 million in 2006. Major projects planned include the completion of the expansion of our Steinbach manufacturing facility (anticipated in the second quarter of 2006), the addition of equipment related to the manufacture of ODT products, and upgrades to our computer information systems.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, we had total long-term obligations of $436.9 million, including the current portion thereof, which included the carrying value of our Notes of $400.6 million and obligations related to past acquisitions of intangible assets of $35.5 million. At December 31, 2005, we had no outstanding borrowings under our revolving term credit facility; however, we had a letter of credit of $17.6 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck related to our acquisition of Vasotec® and Vaseretic®. In May 2005, we renewed this credit facility for a 364-day term at $250 million. This facility is renewable for additional 364-day revolving terms at the lenders’ option, with a one-year term out at our option if the lenders do not renew. This facility may be used for general corporate purposes, including acquisitions. At December 31, 2005, we were in compliance with all financial and non-financial covenants associated with this facility. Our current corporate credit ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service(“Moody’s”) are as follows:

	S&P	Moody’s
Overall corporate	BB+	Ba3
Revolving term credit facility	BBB–	NR
Notes	BB–	B2

NR - Not Rated

We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

The following table summarizes our fixed contractual obligations at December 31, 2005:

($ in 000s)	Total	2006	Payments Due by Period 2007 and 2008	2009 and 2010	There after
Long-term obligations	$436,511	$25,261	$11,250	$400,000	$—
Operating lease obligations	39,014	5,852	10,342	8,069	14,751
Purchase obligations	24,089	24,089	—	—	—
Total contractual obligations	$499,614	$55,202	$21,592	$408,069	$14,751

The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006. We are also obligated to make payments totaling $3.6 million in 2006 to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied).

The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements at December 31, 2005, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments anddebt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation has not had a significant impact on our consolidated results of operations.

FOREIGN CURRENCY RISK

We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars.Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar-denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final instalment related to this obligation in March 2004 and, subsequently, we do not have any material remaining non- U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Irelandfrom their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid.

At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148 million. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would be included in our taxable income, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances. However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

INTEREST RATE RISK

The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers’ acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

INVESTMENT RISK

We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

UNRESOLVED SEC STAFF COMMENTS

The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004 and our Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We have incorporated additional disclosure items requested for these past filings into our Form 20-F document for the fiscal year ended December 31, 2005, including this MD&A and related audited consolidated financial statements, and we have resolved the comments related to the our Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. We will provide anupdate as material developments in these matters occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparationof our consolidated financial statements, and which require management’s most subjective and complex judgment due to the need to select policies from among alternatives available, and to makeestimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our consolidated results of operations and financial position could be materially impacted.

Our critical accounting policies and estimates relate to the following:

•      Revenue recognition;

•      Determination of our provision for income taxes;

•      Outcome of legal proceedings;

•      Evaluation of long-term investments for impairment;

•      Useful lives of intangible assets and the evaluation of those assets for impairment;

•      Valuation of acquired research and development; and

•      Assessment of insurance reserves.

REVENUE RECOGNITION

We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as fees related to our DSAs (Distribution Services Agreements) with certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of our Cardizem® LA, Tiazac®, Wellbutrin XL® and Generic products in the U.S., we rely on estimates made by our licensees,Kos, Forest, GSK and Teva, respectively. Revenue from sales of these out-licensed products to those licensees accounted for approximately 55% of our total gross product sales in each of 2005 and 2004, and approximately 30% in 2003.

We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levelsrelated to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

Continuity of product sales provisions

The following table presents the activity and ending balances for our product sales provisions for the last three years.

($ in 000s)	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	DSA Fees	Total
Balance at January 1, 2003	1,451	274	27,414	15,288	—	44,427
Current year provision	8,551	1,604	33,426	35,565	—	79,146
Prior year provision	—	—	28,122	(6,308)	—	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	—	(78,483)
Balance at December 31, 2003	2,014	450	43,289	21,151	—	66,904
Current year provision	5,797	3,015	24,896	30,386	1,319	65,413
Prior year provision	—	—	14,062	(1,479)	—	12,583
Payments or credits	(7,022)	(2,576)	(51,826)	(39,857)	—	(101,281)
Balance at December 31, 2004	789	889	30,421	10,201	1,319	43,619
Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)
Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Use of information from external sources

We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health (“IMS”), an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in the distribution channel. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this data directly from our three major wholesalers, Cardinal, McKesson and ABC. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. Third-party data with respect to prescription demand and inventory levels in the wholesale distribution channel are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2005(which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). The inventory data from Cardinal, McKesson and ABC is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall one-month of supply of our products at December 31, 2005, of which only $138,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

($ in 000s)	Original Shelf Life	Total Inventory	Months On Hand	Inventory With Less Than 12 Months Remaining Shelf Life
	(In Months)		(In Months)
Zovirax®	36-48	$7,858	1.0	$59
Cardizem® CD	36	5,525	1.0	45
Vasotec® and Vaseretic®	24	2,182	1.1	15
Ativan®	24	2,059	1.0	14
Isordil®	36-60	508	1.7	2
Cardizem® Tabs	48	433	1.7	3
Total	24-60	$18,565	1.0	$138

Cash discounts and allowances

We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2005 and 2004, reserves for cashdiscounts were $0.4 million and $0.8 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2005 and 2004, accrued allowances were $0.8 million and $0.9 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

•                  Historical return and exchange levels;

•                  External data with respect to inventory levels in the wholesale distribution channel;

•                  External data with respect to prescription demand for our products;

•                  Original shelf lives of our products; and

•                  Estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of newproducts and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

At December 31, 2005 and 2004, accrued liabilities for returns were $23.2 million and $30.4 million, respectively. In 2005, 2004, and 2003, provisions for returns related to sales made in the current year were $23.0 million, $24.9 million and $33.4 million, respectively, or 2%, 3%, and 5%, respectively, of gross product sales. Following the transition to DSAs with our three major wholesalers, we anticipate a decline in our actual returns experience, due to the limitations on the amount of inventory that these wholesalers can own, which reduces the risk of product expiration and overstocking.

Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distributionchannel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

•                  Recently implemented or announced price increases for our products; and

•                  New product launches or expanded indications for our existing products.

Conversely, factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

•                  Declining sales trends based on prescription demand;

•                  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;

•                  Recent changes to the National Drug Codes (“NDCs”) of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems;

•                  Introduction of new product or generic competition; and

•                  Increasing price competition from generic competitors.

We made adjustments to our provision for returns of $11.7 million, $14.1 million and $28.1 million in 2005, 2004 and 2003, respectively. These adjustments generally related to sales made in prior years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining.

The adjustments in 2005 and 2004 were primarily related to the entry into DSAs with our three major wholesalers. As these wholesalers reduced their inventories of our products during the last three quarters of 2004 and first quarter of 2005, we received higher than anticipated returns, which reflected the intent on the part of these wholesalers to restock their inventories with product with full shelf life, and to minimize inventories of those products that have lower prescription demand. The adjustment in 2005 included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

The adjustment in 2003 was primarily related to higher than anticipated returns of Cardizem® CD and other of our acquired off-patent branded pharmaceutical products. We initially based our estimates for returns related to these products on the historical experience of the predecessor companies from whom we had acquired these products. As our business approach to commercializing these products, in terms of sales and distributionactivities, was not dissimilar to those employed by the predecessor companies, we believed that utilizing their experience rates was a reasonable basis for initially estimating our provisions for returns, as well as rebates and chargebacks, related to these products. As we developed our own experience with these products, we adjusted those experience rates as appropriate. We noted that the actual returns of these products were higher overall than the historical experience of the predecessor companies would have indicated, due to increasing generic competition.

Through 2003, our analogs suggested that a brand product could be expected to retain approximately 20% of its pre-genericization market share. During 2003, there was an increasing trend by private and public benefit programs, such as Medicaid, to require the substitution of lower-priced generic products in place of brand name prescriptions. As a result, we increased our estimate for returns in 2003, to reflect that these products were expected to retain only 5% to 10% of their pre-genericization volumes.

In addition, we recognized that the eventual launch and promotion of Cardizem® LA would likely have an effect on Cardizem® CD because of fewer patients being initially prescribed Cardizem® CD and the conversion of existing patients to Cardizem® LA. There were a number of factors we considered, such as the timing of FDA approval for Cardizem® LA, our ability to successfully scale-up and manufacture this product, and the success of our physician detailing, sampling and promotional activities related to this product. During 2003, the conversion of patients from Cardizem® CD to Cardizem® LA was higher than we had originally anticipated in 2002 and 2001, and, therefore,we increased our estimate for returns of Cardizem® CD in 2003.

Rebates and chargebacks

We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discountsand rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this provision for several periods.

Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices they sold the products to the indirect customers.

In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

At December 31, 2005 and 2004, accrued liabilities for rebates and chargebacks were $8.6 million and $10.2 million, respectively.In 2005, 2004 and 2003, provisions for rebates and chargebacks related to sales made in the current year were $24.2 million, $30.4 million and $35.6 million, respectively, or 3%, 3% and 5%, respectively, of gross product sales. The lower rebate and chargeback experience rate as a percentage of revenue in 2005 and 2004, relative to 2003, was due primarily to a lower overall utilization of our acquired off-patent branded pharmaceutical products by private and public benefit plans, and a change in product mix related to the introduction of Zovirax® Cream in July 2003, which has a significantly lower Medicaid rebate component compared to Zovirax® Ointment.

Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level ofinventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1.5 million.

We made adjustments to reduce the rebates provision by $1.8 million, $1.5 million and $6.3 million in 2005, 2004 and 2003, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related tothe Medicaid utilization of our acquired brand products. As a result of increasing generic substitution for these products, we noted that actual utilization of our products under Medicaid programs was lower than the historical experience of the predecessor companies from whom we had acquired these products would have indicated. This decline in utilization was prompted by the increasing mandatory requirements of many state programs that the generic version of a drug be dispensed to Medicaid participants when one is available.

PROVISION FOR INCOME TAXES

We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countriesin which we operate, and changes in the estimated values of deferred tax assets and liabilities.

Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of domestic and international tax rules in determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and taxcredit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a period.

LEGAL PROCEEDINGS

We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with internal and external legal counsel. We reevaluate all legal proceedings as additional information becomes available. Given the uncertainties inherent in complex litigation, we do not currently believe it is possible to reasonably assess the final outcome of the legal proceedings against us, or to reasonably estimate the possible loss or range of loss with respect to these proceedings. However, the ultimate outcome of any legal proceeding against us may be material to our consolidated results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 26 to our audited consolidated financial statements.

LONG-TERM INVESTMENTS

We are required to estimate the fair value of our long-term investments in order to evaluate these investments for impairment.In the event that the cost of an investment exceeds its fair value, we determine whether the decline in fair value is other-than-temporary. In doing so, we consider general market conditions, the duration and extent to which the cost basis exceeds the fair value, and our ability and intent to hold the investment. We also consider the financial condition and earnings prospects of the investee.

Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include the amount and timing of the future cash flows of the investee, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

INTANGIBLE ASSETS

Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our consolidated results of operations.

Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

ACQUIRED RESEARCH AND DEVELOPMENT

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. Acquired research and development represents the cost of assets related to research and development projects that, as ofthe acquisition date, had not reached technological feasibility and had no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. Some of the more significant estimates and assumptions inherent in the income approach include the expected costs to develop the acquired research and development into commercially viable products, the projected future cash flows from the projects when completed, the timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

INSURANCE RESERVES

We are self-insured for a portion of our automobile physical damage and product liability coverages. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported (“IBNR”) claims. We engage an independent actuary to conduct an actuarial assessment of our IBNR liability. Significant judgment is applied to estimate IBNR liabilities. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our consolidated results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 151 beginning January 1, 2006. The adoption of SFAS No. 151 will not have a material effect on our consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which revises SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date ofadoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R is effective at the beginning of the first annual period commencing after June 15, 2005. Accordingly, we adopted SFAS No. 123R effective January 1, 2006, using the modified-prospective method. We intend to use the Black-Scholes option-pricing model to estimate the value of stock-based compensation. As we develop detailed data about our employees’ stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value. We estimate that stock-based compensation costs will be in the range of $16 million to $18 million in 2006. This amount relates to previously granted stock options that vest during 2006, as well as to new awards that are expected to be granted in 2006. The actual amount of compensation expense is dependent on a number of factors including the number of stock options granted and fluctuations in our stock price.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 153 for non-monetary transactions occurring on or after January 1, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied as of the beginning of the earliest period for which retrospective application is practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, we are required to adopt SFAS No. 154 beginning January 1, 2006.

MANAGEMENT REPORT

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The consolidated financial statements and information contained in the Management’s Discussion and Analysis (“MD&A”) necessarily includes amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate considerations to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies for doing business. This system is supported by written policies and proceduresfor key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP has been engaged by the Company’s shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company’s system of internal controls to the extent necessary to render their opinion on the consolidated financial statements. However, Ernst & Young LLP was not engaged to audit the Company’s internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

/s/ Douglas J. P. Squires	/s/ Charles A. Rowland, Jr.
Douglas J. P. Squires	Charles A. Rowland, Jr.
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Directors of

Biovail corporation

We have audited the consolidated balance sheets of Biovail Corporation at December 31, 2005 and 2004 and the consolidated statements of income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with United States generally accepted accounting principles.

On March 21, 2006, we reported separately to the Directors of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada,
March 21, 2006

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in U.S. dollars)

	At December 31
	2005	2004
ASSETS
current
Cash and cash equivalents	$445,289	$34,324
Marketable securities	505	5,016
Accounts receivable	132,699	148,762
Assets of discontinued operation held for sale	1,893	—
Inventories	89,473	110,154
Deposits and prepaid expenses	14,923	16,395
	684,782	314,651
Long-term assets of discontinued operation held for sale	1,107	—
Marketable securities	6,859	—
Long-term investments	66,421	68,046
Property, plant and equipment, net	199,567	186,556
Intangible assets, net	910,276	978,073
Goodwill	100,294	100,294
Other assets, net	59,506	63,440
	$2,028,812	$1,711,060
LIABILITIES
current
Accounts payable	$61,453	$41,120
Accrued liabilities	88,870	82,917
Income taxes payable	37,713	24,594
Deferred revenue	61,160	8,141
Current portion of long-term obligations	24,360	33,465
	273,556	190,237
Deferred revenue	117,119	16,525
Deferred leasehold inducements	5,273	4,914
Long-term obligations	412,508	445,471
	808,456	657,147
SHAREHOLDERS’ EQUITY
Common shares, no par value, unlimited shares authorized, 159,587,838 and 159,383,402 issued and outstanding at December 31, 2005 and 2004, respectively	1,461,077	1,457,065
Additional paid-in capital	377	1,450
Deficit	(290,242)	(446,684)
Accumulated other comprehensive income	49,144	42,082
	1,220,356	1,053,913
	$2,028,812	$1,711,060

Commitments and contingencies (notes 26 and 27)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Eugene N. Melnyk	/s/ Michael R. Van Every
Eugene N. Melnyk	Michael R. Van Every
Executive Chairman of the Board	Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2005	2004	2003
REVENUE
Product sales	$884,267	$837,102	$624,139
Research and development	27,949	19,279	12,813
Royalty and other	23,320	22,775	174,798
	935,536	879,156	811,750
EXPENSES
Cost of goods sold	206,531	221,935	132,197
Research and development	88,437	68,382	84,625
Selling, general and administrative	227,394	253,531	239,796
Amortization	62,260	64,704	140,623
Write-down of assets, net of gain on disposal	29,230	40,685	45,081
Restructuring costs	19,810	—	—
Acquired research and development	—	8,640	124,720
Extinguishment of royalty obligation	—	—	61,348
Settlements	—	—	(34,055)
	633,662	657,877	794,335
Operating income	301,874	221,279	17,415
Interest income	7,175	1,034	7,165
Interest expense	(37,126)	(40,104)	(40,421)
Foreign exchange loss	(1,417)	(564)	(14,007)
Equity loss	(1,160)	(4,179)	(1,010)
Other income (expense)	—	(2,307)	72
Income (loss) from continuing operations before provision for (recovery of) income taxes	269,346	175,159	(30,786)
Provision for (recovery of) income taxes	22,550	8,950	(4,000)
Net income (loss) from continuing operations	246,796	166,209	(26,786)
Loss from discontinued operation	(10,575)	(5,215)	(479)
Net income (loss)	$236,221	$160,994	$(27,265)
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$1.55	$1.04	$(0.17)
Loss from discontinued operation	(0.07)	(0.03)	—
Weighted average number of common shares outstanding (000s)
Basic	159,433	159,115	158,516
Diluted	159,681	159,258	158,516

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in U.S. dollars)

	Common Shares			Executive		Accumulated
			Additional	Stock		other
			paid-in	Purchase		comprehensive
	Shares (000s)	Amount	capital	Plan loans	Deficit	income (loss)	Total

Balance, January 1, 2003	158,120	$1,433,624	$4,856	$(9,988)	$(580,413)	$(2,393)	$845,686
Issued on the exercise of stock options	663	14,247	(2,650)	—	—	—	11,597
Issued under Employee Stock Purchase Plan	14	482	—	—	—	—	482
Stock-based compensation cost	—	—	84	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	9,988	—	—	9,988
	158,797	1,448,353	2,290	—	(580,413)	(2,393)	867,837
Net loss	—	—	—	—	(27,265)	—	(27,265)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	20,233	20,233
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	20,790	20,790
Other comprehensive income	—	—	—	—	—	41,023	41,023
Comprehensive income							13,758
Balance, December 31, 2003	158,797	1,448,353	2,290	—	(607,678)	38,630	881,595
Issued on the exercise of stock options	561	8,279	(700)	—	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	—	433
Stock-based compensation recovery	—	—	(140)	—	—	—	(140)
	159,383	1,457,065	1,450	—	(607,678)	38,630	889,467
Net income	—	—	—	—	160,994	—	160,994
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	10,470	10,470
Unrealized holding loss on available-for-sale investments	—	—	—	—	—	(7,018)	(7,018)
Other comprehensive income	—	—	—	—	—	3,452	3,452
Comprehensive income							164,446
Balance, December 31, 2004	159,383	1,457,065	1,450	—	(446,684)	42,082	1,053,913
Issued on the exercise of stock options	187	3,740	(1,022)	—	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	—	272
Stock-based compensation recovery	—	—	(51)	—	—	—	(51)
Dividends paid	—	—	—	—	(79,779)	—	(79,779)
	159,588	1,461,077	377	—	(526,463)	42,082	977,073
Net income	—	—	—	—	236,221	—	236,221
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	4,597	4,597
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	2,465	2,465
Other comprehensive income	—	—	—	—	—	7,062	7,062
Comprehensive income							243,283
Balance, December 31, 2005	159,588	$1,461,077	$377	$—	$(290,242)	$49,144	$1,220,356

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$246,796	$166,209	$(26,786)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization	101,842	86,137	156,240
Amortization and write-down of deferred financing costs	3,445	4,322	2,975
Amortization of discounts on long-term obligations	2,420	3,218	6,562
Write-down of assets	29,230	42,156	45,081
Equity loss	1,160	4,179	1,010
Receipt of leasehold inducements	805	5,232	—
Acquired research and development	—	8,640	124,720
Gain on disposal of intangible assets	—	(1,471)	—
Other	(1,063)	1,688	4,883
Changes in operating assets and liabilities:
Accounts receivable	15,582	28,413	18,062
Inventories	16,624	(26,466)	(29,728)
Deposits and prepaid expenses	1,101	(539)	3,139
Accounts payable	17,027	(25,240)	(4,778)
Accrued liabilities	5,605	(21,645)	(751)
Income taxes payable	13,343	428	(10,958)
Deferred revenue	47,962	4,305	(6,902)
Net cash provided by continuing operating activities	501,879	279,566	282,769
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	3,000	10,000
Additions to property, plant and equipment, net	(37,807)	(28,024)	(37,016)
Acquisitions of intangible assets	(26,000)	—	(242,298)
Purchases of marketable securities	(8,791)	(5,038)	—
Proceeds from sales and maturities of marketable securities	6,296	—	—
Acquisition of business, net of cash acquired	—	(9,319)	(25,741)
Acquisitions of long-term investments	—	(2,877)	(4,555)
Repayment of loan receivable	—	—	61,071
Advance of loan receivable	—	—	(40,000)
Net cash provided by (used in) continuing investing activities	31,825	(42,258)	(278,539)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(79,779)	—	—
Repayments of other long-term obligations	(39,587)	(66,288)	(119,344)
Issuance of common shares	2,990	8,012	12,079
Proceeds (payment) on termination of interest rate swaps	(1,419)	6,300	—
Advances (repayments) under revolving term credit facility, including financing costs	(1,300)	(282,550)	169,800
Repayment of Executive Stock Purchase Plan loans	—	—	9,988
Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523
CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(3,770)	(2,476)	(790)
Net cash provided by (used in) investing activities	(47)	(5)	93
Net cash used in discontinued operation	(3,817)	(2,481)	(697)
Effect of exchange rate changes on cash and cash equivalents	173	762	1,125
Net increase (decrease) in cash and cash equivalents	410,965	(98,937)	77,181
Cash and cash equivalents, beginning of year	34,324	133,261	56,080
Cash and cash equivalents, end of year	$445,289	$34,324	$133,261

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles

(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) December 31, 2005

1.                                       GOVERNING STATUTE AND NATURE OF OPERATIONS

On June 29, 2005, Biovail Corporation (“Biovail” or the “Company”) was continued under the Canada Business Corporations Act, as authorized by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders on June 28, 2005. Prior to June 29, 2005, the Company was incorporated under the Business Corporations Act (Ontario).

The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company’s main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes), and pain management. The Company’s common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BVF”.

2.                                       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are separately made available to all shareholders and filed with necessary regulatory authorities.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company’s third-party licensees. Significant estimates made by management include allowances for inventories, provisions for product returns, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets, and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial position and results of operations could be materially impacted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include certificates of deposit, treasury bills, investment-grade commercial paper and money market funds with original maturities of 90 days or less when purchased.

MARKETABLE SECURITIES

Marketable securities comprise investment-grade debt securities with original maturities greater than 90 days when purchased and are accounted for as being available-for-sale. These securities are reported at fair value with all unrealized gains and losses recognized in comprehensive income or loss. Realized gains and losses on the sale of these securities are recognized in net income or loss. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience and changes in customer payment patterns.

INVENTORIES

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, andestimated time required to sell, such inventories. Obsolete inventory and rejected product are written off to cost of goods sold.

LONG-TERM INVESTMENTS

Long-term investments with readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

Long-term investments without readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

A long-term investment over which the Company has the ability to exercise significant influence is accounted for using the equitymethod. The Company’s share of the losses of this investee is recognized in net income or loss.

On an ongoing basis, the Company evaluates its long-term investments to determine if a decline in fair value is other-than-temporary. Factors that the Company considers include general market conditions, the duration and extent to which the fair value of an investment is below its cost basis and the Company’s ability and intent to hold the investment.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes capitalized interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

INTANGIBLE ASSETS

Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. The Company does not have any indefinite-lived intangible assets. Intangible assets are reported at cost, less accumulated amortization. With the exception of the participating interest noted below, amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

In 2003, the Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 5— Acquisitions and Disposition of Intangible Assets). This interest was amortized on a proportionate basis relative to the revenue received from this interest.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets, which include property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

An evaluation of the carrying value of long-lived assets is required if indicators of potential impairment are present, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. There were no significant indications of impairment of the carrying values of the Company’s long-lived assets at December 31, 2005, with the exception of the long-lived assets associated with the Company’s Nutravail division (as described in note 4 — Discontinued Operation).

GOODWILL

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment by comparing the fair value of the reporting unit to which the goodwill relates to the carrying value of the reporting unit. A reporting unit is the same as, or one level below, an operating segment. The Company has one reporting unit, which is comprised of its operating segment. The Company tests goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the fair value of the Company’s reporting unit may be below its carrying value.

DEFERRED FINANCING COSTS

Deferred financing costs are reported at cost, less accumulated amortization and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

DEFERRED COMPENSATION PLAN

The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan are placed in trust, and are recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for U.S. income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense to reflect the fair value of the amount owed to the participants, are recognized in net income or loss.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income or loss. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

DEFERRED LEASEHOLD INDUCEMENTS

Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company’s operations having a functional currency other than U.S. dollars are translated into U.S.dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders’ equity. Foreign currency gains and losses related to the remeasurement of the Company’s Irish operation into its U.S. dollar functional currency are recognized in net income or loss.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized in net income or loss.

REVENUE RECOGNITION

Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collectibility is reasonably assured. Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Product sales

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks, as well as fees related to the Company’s distribution services agreements with certain of its U.S. wholesale customers. In connection with these provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by these licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for these discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company’s products and inventory levels of the Company’s products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for these rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

Research and development

Research and development revenue attributable to the performance of contract services is recognized as the services are performed, using the percentage-of-completion method. Performance is measured based on units-of-work performed relative to total units-of-work contracted. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company’s proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

Royalty

Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

Other

Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2005 or 2004.

Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

SHIPPING AND HANDLING COSTS

Shipping and handling costs comprising freight-out are included in cost of goods sold. The Company generally does not charge customers for shipping and handling costs.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to proprietary research and development programs are expensed as incurred. The Company may be required to makemilestone payments under research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2005 or 2004. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful lives of the related products.

Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses. These costs were $19,017,000, $12,513,000 and $9,276,000 in 2005, 2004 and 2003, respectively.

ACQUIRED RESEARCH AND DEVELOPMENT EXPENSE

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, which have not reached technological feasibility at the date of acquisition and have no alternative future use.

The efforts required to develop the acquired research and development into commercially viable products may include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects may include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

The research being undertaken on these projects relates specifically to developing novel formulations of the associated molecules. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project’s net cash flows. The discount rates reflect the project’s stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated useful life of the product.

ADVERTISING COSTS

Advertising costs comprise product samples, print media and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2005 or 2004.

Advertising costs expensed in 2005, 2004 and 2003 were $17,507,000, $29,040,000 and $23,013,000, respectively. These costs are included in selling, general and administrative expenses.

CO-PROMOTION FEES

Co-promotion fees payable by the Company are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses. The Company did not incur any co-promotion fees in 2005 or 2004.

STOCK-BASED COMPENSATION

Under the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income or lossand earnings or loss per share must be presented in the financial statements as if the fair value-based method had been applied.

The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly,no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss in 2005, 2004 or 2003. However, the Company recorded compensation expense or recovery in those years for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. (“DJ Pharma”), as well as compensation expense in 2005 for modifications to the terms of certain existing stock option grants. The following table presents the Company’s pro forma net income or loss and earnings or loss per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	2005	2004	2003
Net income (loss) as reported	$236,221	$160,994	$(27,265)
Pro forma stock-based compensation expense determined under fair value-based method	(4,447)	(20,403)	(16,903)
Pro forma net income (loss)	$231,774	$140,591	$(44,168)
Basic and diluted earnings (loss) per share
As reported	$1.48	$1.01	$(0.17)
Pro forma	$1.45	$0.88	$(0.28)

The weighted average fair values of all stock options granted during 2005, 2004 and 2003 were $7.65, $8.09 and $11.48, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected option life (years)	4.0	4.0	4.0
Volatility	53.3%	55.8%	54.7%
Risk-free interest rate	3.7%	3.7%	3.9%
Dividend yield(1)	—%	—%	—%

(1)          In November 2005, the Company’s Board of Directors approved a dividend policy that contemplates the payment of quarterly dividends. The declaration of future dividends pursuant to the dividend policy will be subject to the discretion of the Board and will be dependant upon the Company’s consolidated financial condition and operating results. For options granted subsequent to the implementation of the dividend policy, the Black-Scholes option-pricing model is expected to incorporate a 2% dividend yield.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

INCOME TAXES

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

The Company’s provision for income taxes is based on a number of estimates and assumptions made by management. The Company’s consolidated income tax rate is affected by the amount of income earned in its various operating jurisdictions and the rate of taxes payable in respect of that income. The Company enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. Management must therefore make estimates and judgments based on its knowledge and understanding of domestic and international tax rules in determining the Company’s consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by management. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions management has used in determining the Company’s consolidated tax provisions and accruals. This could result in a material effect on the Company’s consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options is determined using the treasury stock method.

COMPREHENSIVE INCOME OR LOSS

Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or temporary losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders’ equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning afterJune 15, 2005. Accordingly, the Company is required to adopt SFAS No. 151 beginning January 1, 2006. The adoption of SFAS No. 151 will not have a material effect on the Company’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which revises SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R was effective at the beginning of the first interim or annual period after June 15, 2005. On April 14, 2005, the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) delayed the effective date of SFAS No. 123R until the beginning of the first annual period commencing after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123R beginning January 1, 2006, using the modified-prospective method. The Company intends to use the Black-Scholes option-pricing model to estimate the value of stock-based compensation. The actual amount of compensation expense is dependent on a number of factors including the number of stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles

(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) December 31, 2005 options granted and fluctuations in the Company’s stock price. The Company expects that the adoption of SFAS No. 123R will have a material negative impact on its consolidated results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 153 for non-monetary transactions occurring on or after January 1, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statementsof changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied as of the beginning of the earliest period for which retrospective application is practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, the Company is required to adopt SFAS No. 154 beginning January 1, 2006.

3. RESTRUCTURING

On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the United States and Puerto Rico, to Kos Pharmaceuticals, Inc. (“Kos”). The Company will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven year supply term. The Company will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to U.S. Food and Drug Administration (“FDA”) approval, the Company will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugsTeveten and Teveten HCT.

At the date of the transaction, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000. Kos may make additional payments to the Company related to the development of the combination product; however, the Company will only recognize these payments if the development milestones are achieved. The upfront cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 write-down of the carrying value of the Teveten and Teveten HCT product rightsto reflect their estimated fair value of $53,700,000 (determined based on an independent valuation) at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem®LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. The maximum potential exposure under this indemnity is $25,000,000 until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. The Company is aware that a competitor is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. The Company continually assesses the probability, amount, and timing of future payments, if any, that it may be required to make to Kos under this indemnity. The Company believes that it can make a reasonable estimate for any potential obligation that may exist. At December 31, 2005, the Company estimated that no obligation existed under this indemnity.

Concurrent with the Kos transaction, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces by 307 positions, and its general and administrative functions by 30 positions. The Company notified the affected employees on May 2, 2005. In addition, Kos offered employment to 186 of the Company’s sales representatives, of which 164 accepted positions with Kos. The Company retained 85 specialty sales representatives who will initially focus exclusively on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and women’s health-care practitioners. In 2005, the Company incurred restructuring charges of $19,810,000, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. The Company did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments thatthe Company will continue to incur without economic benefit. A summary of restructuring costs is as follows:

	Costs Incurred	Paid or Settled	Liability at December 31, 2005
Employee termination benefits	$13,098	$(13,098)	$—
Contract termination costs	5,309	(3,738)	1,571
Professional fees and other	1,403	(1,403)	—
	$19,810	$(18,239)	$1,571

At December 31, 2005, the liability for contract termination costs is related to a facility lease that will be settled over the remaining 10-year term of this lease.

4. DISCONTINUED OPERATION

On September 28, 2005, the Company’s Board of Directors committed to a plan to sell the Company’s Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to the Company’s core pharmaceutical operations. The Company has received an offer of $3,000,000 from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. The Company believes that a sale transaction may be completed in the first half of 2006.

On the consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3,000,000 based on the purchase offer received. Consequently, the Company recorded a $5,570,000 write-down of the carrying values of Nutravail’s long-lived assets. The net assets held for sale are as follows:

At December 31 2005
Current asset
Inventory	$1,893
Long-term assets
Machinery and equipment	2,272
Other equipment and leasehold improvements	2,034
Technology	2,371
Less write-down of assets	(5,570)
1,107
Net assets held for sale	$3,000

Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of the Company. Nutravail’s operations and cash flows will be eliminated from the ongoing operations of the Company as a result of the sale transaction, and the Company will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in the Company’s consolidated statements of income or loss and cash flows, for the current and prior periods.

For the years ended December 31, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2005	2004	2003
REVENUE
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787
	5,532	7,387	11,972
EXPENSES
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272
	10,537	12,602	12,451
Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—
Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

5. ACQUISITIONS AND DISPOSITION OF INTANGIBLE ASSETS

YEAR ENDED DECEMBER 31, 2005

Glumetza™

In May 2002, the Company licensed from Depomed, Inc. (“Depomed”) the rights to manufacture and market 500 mg tablets of Glumetza™ (metformin hydrochloride (“HCl”)) in the United States and Canada. Glumetza™ is indicated for the treatment of Type II diabetes and the 500 mg formulation utilizes Depomed’s Gastric Retention drug delivery technology. The Company agreed to pay Depomed a $25,000,000 milestone fee on regulatory approval of Glumetza™, as well as royalties on any future sales of the 500 mg tablets.

In April 2004, the Company and Depomed amended certain terms of the license agreement, such that the Company would pay Depomed a royalty on any future sales of Biovail’s 1,000 mg formulation of Glumetza™, which utilizes the Company’s drug delivery technology. In exchange, the Company was able to use Depomed’s clinical data to support and accelerate regulatory submissions for the Company’s 1,000 mg formulation.

In May and June 2005, the Company and Depomed received approval from the Therapeutic Products Directorate in Canada and the FDA for the 500 mg and 1,000 mg Glumetza™ tablets. In July 2005, the Company made a $25,000,000 milestone payment to Depomed associated with the receipt of regulatory approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

In December 2005, the Company and Depomed agreed to revise the license agreement, such that the Company will retain exclusive manufacturing and marketing rights to the 500 mg and 1,000 mg formulations of Glumetza™ in Canada, and Depomed will have the exclusive manufacturing and marketing rights to these products in the United States. The Company believes that the carrying value of the Glumetza™ product right was fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to forecasted sales of Glumetza™ in Canada.

YEAR ENDED DECEMBER 31, 2004

Cedax

In July 2004, the Company terminated its sub-license and manufacturing agreements with Schering-Plough Corporation (“Schering”) to market and distribute Cedax in the United States. The Company had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates (“Shionogi”) assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay the Company $3,000,000 in consideration for the transfer of the Company’s rights under the sub-license agreements, and Shionogi may pay the Company up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. The Company will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired the Company’s remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is netted against the write-down of assets in 2004.

YEAR ENDED DECEMBER 31, 2003

During 2003, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Tramadol products	Ativan® and Isordil®	Athpharma products	Generic omeprazole	Other	Total
Acquired assets
Acquired research and development expense	$16,000	$38,100	$44,200	$—	$—	$98,300
Trademarks	—	107,542	—	—	—	107,542
Product rights	—	16,041	—	35,500	256	51,797
Technology	—	2,156	—	—	—	2,156
	$16,000	$163,839	$44,200	$35,500	$256	$259,795
Consideration
Cash paid	$16,000	$146,342	$44,200	$35,500	$256	$242,298
Long-term obligation	—	17,497	—	—	—	17,497
	$16,000	$163,839	$44,200	$35,500	$256	$259,795

Tramadol products

In April 2002, (as amended in September 2003 and February 2004), the Company licensed the rights to market six products under development by Ethypharm S.A. (“Ethypharm”). The products under development included Ethypharm’s orally disintegrating tablet (“ODT”) formulations of the analgesic tramadol HCl and combination of tramadol HCl and acetaminophen (“APAP”). Tramadol is indicated for the treatment of moderate to moderately severe chronic pain.

In September 2003 (as amended in February 2004 to confirm conditions that existed at December 31, 2003), the Company acquired Ethypharm’s remaining interest in Tramadol ODT (including all relevant patents) for $16,000,000. Through this acquisition, theCompany extinguished any future milestone or royalty obligations that it may have had to Ethypharm related to Tramadol ODT, except for a $1,000,000 milestone payment if Tramadol ODT was approved by the FDA. In addition to Tramadol ODT, the Company acquired Ethypharm’s remaining interest in Tramadol APAP (including all relevant patents). The Company will pay Ethypharm a royalty on any future sales of Tramadol APAP.

The Company will pay up to $45,000,000 in milestone payments on the first regulatory approval in the United States or Canada of the four other products under development, as well as royalties on any future sales of these products.

Acquired research and development

At the dates of acquisition, Tramadol ODT was in a late-stage clinical phase of development and Tramadol APAP was in a pre-clinical phase of development, and neither of these products had been submitted for approval by the FDA. In May 2005, the Company received FDA approval for Tramadol ODT. In July 2005, the Company made a $1,000,000 milestone payment to Ethypharm associated with the receipt of FDA approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of eight years.

Ativan® and Isordil®

In May 2003, the Company acquired from Wyeth Pharmaceuticals Inc. (“Wyeth”) the rights to Ativan® (lorazepam) and Isordil® (isosorbide dinitrate) in the United States. Ativan® is indicated for the management of anxiety disorders and Isordil® is indicated for the prevention of angina pectoris due to coronary artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to the Company until November 2006. The Company made two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). The Company also acquired a license to use certain technologies relating to Wyeth’s Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. The Company also agreed to pay Wyeth royalties on any future sales of any Ativan® line extension products that may have been developed and marketed by the Company, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may have been developed by the Company.

The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to the Company’s available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

The fair values of the acquired assets were determined using an income approach. The discount rate used to present value the estimated future cash flows related to the Ativan® and Isordil® trademarks, product rights and technology was 10.5%, which incorporated the weighted average cost of capital of companies (including Biovail) operating in the branded drug industry, as well as a risk premium to take into consideration the risks associated with marketing a single drug versus a portfolio of drugs.

The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately 19 years.

Acquired research and development

At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to the Ativan® line extension products were in the range of 30% to 35%. These products are modified versions of the sublingual formulation already available in Canada. Given the existing knowledge and technology with respect to the Canadian sublingual formulation, the risks associated with the development of these products were substantially less than if these products represented novel formulations. As a result, the discount rates reflected a lower risk premium than would otherwise be applied to products in a pre-clinical stage of development. The cost to complete the development of these products was estimated to be up to $23,500,000. In December 2005,the Company decided to terminate the development programs for the Ativan® line extension products. As a result, the Company will not be required to make the additional rights payment to Wyeth; however, the lost contribution from these line extension products may have a material effect on the Company’s future consolidated results of operations and cash flows. The Company believes that thecarrying values of the Ativan® and Isordil® intangible assets were fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to the existing Ativan® andIsordil® products.

Athpharma products

In April 2003, the Company entered into an agreement with Athpharma Limited (“Athpharma”) to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation forthe treatment of angina, Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products.

Acquired research and development

At the date of acquisition, the Athpharma products were in various phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products incorporated a significant risk premium specific to each product’s stage of development at the date of acquisition and probability of technical success, as follows:

Product	Phase of Development	Discount Rate
Isochron	Investigational New Drug Application (“IND”) approved; preparing for Phase III clinical trials	45%
Bisochron	IND filed	50%
Hepacol I	Formulation development	60%
Hepacol II	Pre-formulation	70%

The Company’s share of the costs to complete the development of these products was estimated to be $20,000,000. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000.

The Company is currently negotiating with Athpharma to amend the development and license agreement.

Generic omeprazole

In May 2003, the Company paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from this interest. Amortization expense of $1,121,000 and $34,379,000 was recorded in 2004 and 2003, respectively, as the Company had received all of the revenue from this interest by March 31, 2004.

6. ACQUISITION OF BUSINESS

BNC-PHARMAPASS

Description of acquisition

In July 2003, the Company and Pharma Pass II, LLC (“PPII”) formed BNC-PHARMAPASS, LLC (“BNC-PHARMAPASS”) to advance the development of three products. These products were carvedilol, a beta-blocker indicated for the treatment of congestive heart failure, eprosartan, indicated for the treatment of hypertension, and tamsulosin, indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. The Company agreed to pay the cost of all clinical trials and certain other development costs related to these products. The Company had an option to acquire PPII’s interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

Subsequent to the date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII’s interest in BNCPHARMAPASS was reduced to 16%, and the Company’s interest in BNC-PHARMAPASS increased to 84% at December 31, 2003. The Company’s share of the fair values of the three products under development of $26,420,000 was recorded as a charge to acquired research and development expense in 2003.

In January 2004, PPII further reduced its interest in BNCPHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, the Company acquired PPII’s remaining interest in BNC-PHARMAPASS for

$5,000,000. The Company and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in the Company’s share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII’s remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development expense in 2004.

Acquired research and development

At the dates of acquisition, the carvedilol, eprosartan and tamsulosin products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45% and the costs to complete the development of these products were estimated to be $50,000,000. The Company is continuing the development programs for carvedilol and eprosartan, which are in early clinical phases of development.

7. CASH AND CASH EQUIVALENTS

	2005	2004
Cash and certificates of deposit	$51,110	$33,562
Treasury bills	205,642	—
Commercial paper	94,878	—
Money market funds	93,659	762
	$445,289	$34,324

8. MARKETABLE SECURITIES

The amortized cost and estimated fair value of marketable securities were as follows:

2005	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$511	$(6)	$505
Maturing after one year	6,920	(61)	6,859
	$7,431	$(67)	$7,364

2004	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$5,020	$(4)	$5,016

9. ACCOUNTS RECEIVABLE

	2005	2004
Trade	$124,845	$139,576
Less allowances for doubtful accounts and cash discounts	4,300	4,716
	120,545	134,860
Royalties	5,032	7,011
Other	7,122	6,891
	$132,699	$148,762

A significant portion of the Company’s product sales is made to its third-party licensees, as well as major drug wholesalers in the United States and Canada. The three largest customer balances accounted for 57% and 62% of trade receivables at December 31, 2005 and 2004, respectively.

10. INVENTORIES

	2005	2006
Raw materials	$54,525	$48,801
Work in process	11,416	14,862
Finished goods	23,532	46,491
	$89,473	$110,154

11. LONG-TERM INVESTMENTS

	2005	2004
Ethypharm	$30,000	$30,000
Depomed	26,102	23,646
Reliant Pharmaceuticals, LLC	6,259	8,929
Western Life Sciences Venture Fund	—	872
Other	4,060	4,599
	$66,421	$68,046

ETHYPHARM

In April 2002, the Company invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. This investment is being accounted for using the cost method.

In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company continues to evaluate Ethypharm’s financial condition, results of operations and cash flows for additional indications of impairment.

DEPOMED

In July 2002, the Company invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In April 2003, in connection with a private placement by Depomed, the Company acquired an additional 1,626,154 common shares of Depomed for $3,533,000. The Company also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share. The Company has not exercised these warrants.

The investment in Depomed has been classified as being available-for-sale. At December 31, 2005 and 2004, the Company’s investment represented approximately 10% and 12% of the issued and outstanding common shares of Depomed. The Company recorded unrealized holding gains of $2,456,000 and $20,572,000 in 2005 and 2003, respectively, and an unrealized holding loss of $6,916,000 in 2004, in other comprehensive income to reflect changes in the fair value of this investment.

RELIANT PHARMACEUTICALS, LLC (“RELIANT”)

In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 24 — Commercial Alliances), the Company subscribed to $8,929,000 of Series D Preferred Units of Reliant. At December 31, 2005 and 2004, the Company’s investment represented less than 2% of the total issued and outstanding common and preferred units of Reliant.

This investment is being accounted for using the cost method.

In December 2005, the Company assessed the financial performance of Reliant compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of the Company’s investment in Reliant may not be fully realized in the foreseeable future. As a result, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company will continue to monitor Reliant’s near-term financial condition, results of operations and cash flows for additional indications of impairment.

WESTERN LIFE SCIENCES VENTURE FUND

In December 2001, the Company committed to an aggregate capital contribution of approximately $7,790,000 to a limited partnership under the name of Western Life Sciences Venture Fund. The purpose of this fund is to invest in early-stage biotechnology companies. The Company has the exclusive right to negotiate for the distribution, sales, marketing or licensing rights to any products of the investee companies of this fund. This investment is denominated in Canadian dollars and is being accounted for using the equity method.

At December 31, 2005 and 2004, the Company had invested a total of $5,795,000 to acquire Class A units of this fund. At December 31, 2005 and 2004, the Company’s investment represented approximately 29% and 28%, respectively, of the total issued and outstanding Class A units. In 2005, 2004 and 2003, the Company’s share of the net losses of this fund was $1,160,000, $4,179,000 and $1,010,000, respectively. At December 31, 2005, the Company provided $554,000 for its cumulative share of the net losses of this fund in excess of its investment to date, as the Company has committed to provide additional capital contributions.

12. PROPERTY, PLANT AND EQUIPMENT

	2005		2004
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,942	$—	$11,764	$—
Buildings	101,587	17,373	83,136	13,526
Machinery and equipment	111,365	48,418	102,099	36,575
Other equipment and leasehold improvements	78,093	37,629	71,851	32,193
	$302,987	$103,420	$268,850	$82,294
Less accumulated depreciation	103,420		82,294
	$199,567		$186,556

At December 31, 2005 and 2004, the cost of property, plant and equipment included $36,258,000 and $18,389,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $164,000 and $222,000 in 2005 and 2004, respectively.

Depreciation expense amounted to $27,977,000, $22,259,000 and $15,351,000 in 2005, 2004 and 2003, respectively.

13. INTANGIBLE ASSETS

	2005		2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks
Cardizem®	$406,058	$103,044	$406,058	$82,841
Vasotec® and Vaseretic®	165,855	30,729	165,855	22,439
Ativan® and Isordil®	107,542	14,026	107,542	8,649
Other	24,243	3,736	24,243	2,524
	703,698	151,535	703,698	116,453
Product rights
Zovirax®	173,518	38,488	173,518	30,036
Vasotec® and Vaseretic®	79,500	18,541	79,500	13,241
Cardizem® LA	56,719	5,402	—	—
Wellbutrin® and Zyban®	45,000	9,000	45,000	6,000
Glumetza™	25,000	1,458	—	—
Tiazac®	22,750	10,934	22,750	9,372
Ativan® and Isordil®	16,041	2,747	16,041	1,677
Teveten and Teveten HCT	—	—	94,341	13,561
Other	24,623	10,695	28,623	10,990
	443,151	97,265	459,773	84,877
Technology
Ativan® and Isordil®	2,156	349	2,156	206
Other	14,800	4,380	18,885	4,903
	16,956	4,729	21,041	5,109
	$1,163,805	$253,529	$1,184,512	$206,439
Less accumulated amortization	253,529		206,439
	$910,276		$978,073

Amortization expense amounted to $68,938,000, $66,048,000 and $139,357,000 in 2005, 2004 and 2003, respectively.

Annual amortization expense, related to intangible assets recorded at December 31, 2005, for each of the five succeeding years ending

December 31 is as follows:

2006	$68,471
2007	68,471
2008	68,471
2009	68,471
2010	68,405

Product rights have an estimated weighted average useful life of approximately 14 years. Total intangible assets have an estimated weighted average useful life of approximately 18 years.

14. OTHER ASSETS

	2005	2004
Zovirax®, net of accumulated amortization of $5,201 in 2005	$35,455	$40,656
Deferred compensation trust fund	7,398	6,892
Deferred financing costs, net of accumulated amortization of $12,185 in 2005 and $9,396 in 2004	7,120	9,265
Withholding tax, net of accumulated amortization of $700 in 2005	6,650	—
Loan receivable	665	625
Other	2,218	6,002
	$59,506	$63,440

ZOVIRAX®

Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc (“GSK”), including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to the Company’s available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which is being amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price. Amortization of this asset began in 2005.

DEFERRED FINANCING COSTS

In 2005 and 2004, the Company recorded write-downs of deferred financing costs of $656,000 and $1,200,000, respectively, as the result of reductions in the borrowing capacity under its revolving term credit facility.

WITHHOLDING TAX

In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3 — Restructuring). This withholding tax is being amortized to income tax expense on a straight-line basis over seven years.

LOAN RECEIVABLE

In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer, which is secured by a charge on the former officer’s personal residence. Effective March 1, 2004, this loan bears interest at a rate equal to the Company’s rate of borrowing. Interest is accrued and added to the principal balance. Principal and accrued interest are due on March 31, 2008.

15. ACCRUED LIABILITIES

	2005	2004
Product returns	$23,205	$30,421
Employee costs	19,773	16,052
Product rebates, chargebacks and allowances	9,465	11,090
Professional fees	8,940	3,957
Interest	8,849	9,148
Distribution services agreement fees	4,885	1,319
Other	13,753	10,930
	$88,870	$82,917

16. DEFERRED REVENUE

	2005	2004
Licensing fees and other	$106,480	$13,390
Customer prepayments	65,099	2,476
Research and development fees	6,700	8,800
	178,279	24,666
Less current portion	61,160	8,141
	$117,119	$16,525

At December 31, 2005, licensing fees and other included the up-front cash consideration of $105,477,000 (net of accumulated amortization of $10,045,000) received by the Company in connection with the Kos transaction (as described in note 3 — Restructuring). This consideration is being amortized to product sales on a straight-line basis over seven years.

At December 31, 2005, customer prepayments included $60,000,000 received by the Company from Ortho-McNeil, Inc. (“OMI”), a Johnson & Johnson company, which will be credited against OMI’s future product purchases of Ultram® ER (as described in note 24 — Commercial Alliances).

Effective January 1, 2000, the Company adopted the provisions of the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which was superseded by SAB No. 104 “Revenue Recognition”. Total revenue in 2005, 2004 and 2003 included $3,400,000, $3,400,000 and $5,200,000, respectively, of amortization of revenue deferred on the adoption of SAB No. 101.

17. LONG-TERM OBLIGATIONS

	2005	2004
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,551)	(1,916)
Fair value adjustment	2,103	7,443
	400,552	405,527
Zovirax® obligation	21,884	32,230
Vasotec® and Vaseretic® obligation	13,622	27,704
Deferred compensation	810	4,438
Ativan® and Isordil® obligation	—	9,037
	436,868	478,936
Less current portion	24,360	33,465
	$412,508	$445,471

Interest expense on long-term obligations amounted to $33,998,000, $36,963,000 and $38,987,000 in 2005, 2004 and 2003, respectively.

7 7/8% SENIOR SUBORDINATED NOTES DUE APRIL 1, 2010 (“NOTES”)

Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12 months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

At December 31, 2005 and 2004, the aggregate market values of the Notes, based on quoted market prices, were approximately $414,400,000 and $412,000,000, respectively.

REVOLVING TERM CREDIT FACILITY

At December 31, 2005 and 2004, the Company had no outstanding borrowings under its revolving term credit facility. On May 25, 2005, the Company renewed this credit facility at $250,000,000 for a term of 364 days. The revolving period of this credit facility is renewable for additional 364-day terms. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments. The interest rates charged under this credit facility and the financial covenants remain unchanged.

At December 31, 2005 and 2004, the Company had a letter of credit issued under this credit facility of $17,600,000 and $36,666,000, respectively, which secures the remaining semi-annual payments the Company is required to make to Merck & Co., Inc. (“Merck”) under the Vasotec® and Vaseretic® agreement. At December 31, 2005 and 2004,the Company had remaining balances of $232,400,000 and $363,334,000, respectively, available to borrow under its credit facility.

Borrowings under this credit facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders’ equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments  and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle this entire credit facility, plus accrued and unpaid interest at the date of settlement.

Borrowings may be by way of U.S. dollar, London Interbank Offering Rate (“LIBOR”) or U.S. base rate advances or Canadian dollar prime rate or bankers’ acceptance (“BA”) advances or letters of credit. Interest is charged at the Bank’s quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company’s financial covenant ratios at the time of such borrowing.

ZOVIRAX® OBLIGATION

The Zovirax® obligation relates to the amendments to the Zovirax® distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The two remaining annual payments of $11,250,000 each are due on March 31 of 2006 and 2007.

VASOTEC® AND VASERETIC® OBLIGATION

This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The two remaining semi-annual payments of $7,005,500 are due on April 1 and October 1 of 2006.

ATIVAN® AND ISORDIL® OBLIGATION

This obligation reflected the remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The final payment was made on May 31, 2005.

MATURITIES

Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2006	$—	$25,261	$25,261
2007	—	11,250	11,250
2010	400,000	—	400,000
Total gross maturities	400,000	36,511	436,511
Unamortized discounts	(1,551)	(1,005)	(2,556)
Fair value adjustment	2,103	—	2,103
Deferred compensation(1)	—	810	810
Total long-term obligations	$400,552	$36,316	$436,868

(1)                                  The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

18. SHAREHOLDERS’ EQUITY

STOCK OPTION PLANS

In June 2004, the Company adopted a new stock option plan (the “2004 Stock Option Plan”) in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company. The 2004 Stock Option Plan provides that a maximum of 5,000,000 common shares are issuable pursuant to the exercise of options. The options are granted at the fair market value of the underlying common shares at the date of grant and expire no later than 10 years from that date. At December 31, 2005, there were 2,124,625 outstanding options that are or may become exercisable under the terms of the 2004 Stock Option Plan.

Under the Company’s previous stock option plan established in 1993, as amended (the “1993 Stock Option Plan”), a maximum of 28,000,000 common shares were issuable pursuant to the exercise of options. The options were granted at the fair market value of theunderlying common shares at the date of grant and expire no later than seven years from that date. On approval of the 2004 Stock Option Plan, the 1993 Stock Option Plan was frozen and no further grants of stock options will be made under that plan. The remaining 409,112 common shares that were reserved for the issuance of stock options under the 1993 Stock Option Plan were removed from the reserve. At December 31, 2005, there were 5,807,636 outstanding options that are or may become exercisable under the terms of the 1993 Stock Option Plan.

The following table summarizes the Company’s stock option activity for the three years ended December 31, 2005:

		Weighted
		average
	Options (000s)	exercise price
Outstanding balance, January 1, 2003	5,925	$28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93
Outstanding balance, December 31, 2003	7,332	28.91
Granted	1,241	18.75
Exercised	(561)	13.51
Forfeited	(300)	26.40
Outstanding balance, December 31, 2004	7,712	28.49
Granted	2,192	17.32
Exercised	(187)	14.52
Forfeited	(1,785)	27.60
Outstanding balance, December 31, 2005	7,932	$25.94

The following table summarizes information about options outstanding at December 31, 2005:

		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise	Outstanding	contractual life	exercise	Exercisable	exercise
prices	(000s)	(years)	price	(000s)	price
$ 3.52 – $10.50	41	0.6	$10.30	41	$10.30
17.00 – 25.00	4,608	3.0	19.31	2,624	20.51
27.72 – 41.00	2,339	1.9	32.62	2,020	32.68
42.00 – 48.07	944	1.3	42.41	936	42.36
	7,932	2.5	$25.94	5,621	$28.45

DEFERRED SHARE UNIT (“DSU”) PLANS

On May 4, 2005, the Company’s Board of Directors adopted DSU plans for its Executive Chairman and non-employee directors, which entitles these directors to receive grants of DSUs. A DSU is a notional unit, equivalent in value to a common share. Each of these directors receives an annual grant of units under the DSU plans. In addition, these directors receive a portion of their annual compensation, and may elect to receive up to all of their annual retainer fees, in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company’s common shares. Directors may not receive any payment in respect of the DSUs until they withdraw from the Board.

The amount of compensation deferred is converted into DSUs based on the average trading price of the Company’s common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense (but not below zero) throughout the deferral period to the extent that the trading price of its common shares decreases.

At December 31, 2005, the Company’s Executive Chairman held 87,763 DSUs and its non-employee directors held a total of 39,786 DSUs. As a result of an increase in the trading price of the Company’s common shares between the grant date of these DSUs and December 31, 2005, the Company recorded $3,027,000 of compensation expense related to these DSUs in the period ended December 31, 2005.

EMPLOYEE STOCK PURCHASE PLAN (“EPP”)

The Company’s EPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. A maximum of 1,200,000 common shares are issuable under the EPP. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the fair market value of the common shares on the date on which the eligible period ends. At December 31, 2005, a total of 106,007 common shares have been issued under the EPP.

EXECUTIVE STOCK PURCHASE PLAN (“ESPP”) LOANS

In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company’s rate for borrowings. Interest was payable quarterly in arrears. These loans were repaid on December 31, 2003.

ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows:

CASH DIVIDENDS

Cash dividends declared and paid were $0.50 per share in 2005. No dividends were declared in 2004 or 2003.

19. WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

YEAR ENDED DECEMBER 31, 2005

In 2005, the Company recorded a charge of $29,230,000 related to the write-down of the following assets:

In December 2005, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant (as described in note 11 — Long-Term Investments).

In June 2005, the Company terminated its license agreement with Procyon Biopharma Inc. (“Procyon”) related to Fibrostat, and wrote off its $727,000 investment in convertible debentures of Procyon.

In May 2005, the Company recorded a $25,507,000 write-down on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3 — Restructuring), as well as costs to transfer of $326,000.

YEAR ENDED DECEMBER 31, 2004

In 2004, the Company recorded a net charge of $40,685,000 related to the write-down or gain on disposal of the following assets:

In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm (as described in note 11 — Long-Term Investments).

In November 2004, following a decision not to reformulate the Rondec product line, the Company evaluated the fair value of the related product rights and determined that they had been permanently impaired. Accordingly, the Company recorded a charge of $4,354,000 to write off the remaining carrying value of the Rondec product rights.

	2005	2004
Foreign currency translation adjustment	$32,907	$28,310
Unrealized holding gain on available-for-sale investments	16,237	13,772
	$49,144	$42,082

In July 2004, the Company recorded a gain of $1,471,000 on the disposal of the Cedax product rights (as described in note 5 — Acquisitions and Disposition of Intangible Assets).

YEAR ENDED DECEMBER 31, 2003

In 2003, the Company recorded a charge of $45,081,000 related to the write-down of the following assets:

In December 2003, the Company evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill associated with its Swiss subsidiary, Biovail S.A., due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

20. SETTLEMENTS

PFIZER INC. (“PFIZER”), BAYER AG, BAYER CORPORATION, TEVA PHARMACEUTICALS USA, INC., MYLAN PHARMACEUTICALS INC. (“MYLAN”), MYLAN LABORATORIES INC.

In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised a recovery for the profit lost by the Company on sales of Nifedical XL, compensation for the value of dated Nifedical XL in inventory, a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003, and interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

ELAN CORPORATION, PLC (“ELAN”)

In June 2003, the Company settled with Elan with respect to the termination of the Company’s rights to Elan’s 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

ELI LILLY AND COMPANY (“LILLY”)

In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly’s breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised: a recovery of the gross profit lost by the Company on account of Lilly’s recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; the recoverable value of the Keftab product right recorded in intangible assets; compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and interest.

MYLAN

In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan’s breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised: a recovery of the profit lost by the Company on sales of its generic version of Verelan; a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and interest.

SETTLEMENT PAYMENTS

In 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company’s lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

21. INCOME TAXES

The components of the provision for (recovery of) income taxes are as follows:

	2005	2004	2003
Current
Domestic	$450	$485	$400
Foreign	22,100	8,465	(4,400)
	22,550	8,950	(4,000)
Deferred
Domestic	—	—	—
Foreign	—	—	—
	—	—	—
	$22,550	$8,950	$(4,000)

The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company’s Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2005	2004	2003
Income (loss) from continuing operations before provision for (recovery of) income taxes	$269,346	$175,159	$(30,786)
Loss from discontinued operation	(10,575)	(5,215)	(479)
Income (loss) before provision for (recovery of) income taxes	258,771	169,944	(31,265)
Expected Canadian statutory rate	36.5%	36.5%	34.1%
Expected provision for (recovery of) income taxes	94,451	62,030	(10,661)
Non-deductible amounts
Amortization	22,725	23,472	45,343
Equity loss	423	1,525	344
Acquired research and development	—	3,154	42,530

Foreign tax rate differences	(153,686)	(163,648)	(143,719)
Unrecognized income tax benefit of losses	43,067	78,991	56,606
Withholding taxes on foreign income	3,900	—	—
Other	11,670	3,426	5,557
	$22,550	$8,950	$(4,000)

The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

Deferred income taxes have been provided for the following temporary differences:

	2005	2004
Deferred tax assets
Tax loss carryforwards	$187,485	$165,113
Scientific Research and Experimental Development pool	49,451	37,991
Investment tax credits	34,236	27,552
Provisions	34,022	33,982
Plant, equipment and technology	17,503	12,457
Deferred revenue	11,856	—
Deferred financing and share issue costs	240	6,701
Other	2,480	4,667
Total deferred tax assets	337,273	288,463
Less valuation allowance	(333,942)	(284,080)
Net deferred tax assets	3,331	4,383
Deferred tax liabilities
Prepaid expenses	1,738	2,642
Intangible assets	964	1,043
Other	629	698
Total deferred tax liabilities	3,331	4,383
Net deferred income taxes	$—	$—

The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2005 and 2004, the valuation allowance increased by $49,862,000 and $76,148,000, respectively. The increases in the valuation allowance were mainly related to accumulated tax losses and tax credit carryforwards.

At December 31, 2005, the Company had accumulated tax losses of approximately $17,000,000 available for federal purposes and approximately $52,700,000 available for provincial purposes in Canada, which expire in 2015. The Company also had approximately $32,900,000 of unclaimed Canadian investment tax credits, which expire from 2006 to 2015. These losses and investment tax credits can be used to offset future years’ taxable income and federal tax, respectively.

In addition, the Company has pooled Scientific Research and Experimental Development (“SR&ED”) expenditures amounting to approximately $169,800,000 available to offset against future years’ taxable income from its Canadian operations, which may be carried forward indefinitely.

The eventual payment of the Company’s U.S. dollar denominated Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148,000,000. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would have been included in the Company’s taxable income, which would have resulted in a corresponding reduction in the Company’s available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balancesdisclosed above. The eventual payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company’s consolidated financial statements, as these statements are prepared in U.S. dollars.

At December 31, 2005, the Company has accumulated tax losses of approximately $460,200,000 for federal and state purposes in the United States, which expire from 2007 to 2025. These losses can be used to offset future years’ U.S. taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

22. EARNINGS OR LOSS PER SHARE

Earnings (loss) per share were calculated as follows:

	2005	2004	2003
Net income (loss)	$236,221	$160,994	$(27,265)
Basic weighted average number of common shares outstanding (000s)	159,433	159,115	158,516
Dilutive effect of stock options (000s)	248	143	—
Diluted weighted average number of common shares outstanding (000s)	159,681	159,258	158,516
Basic and diluted earnings (loss) per share	$1.48	$1.01	$(0.17)

In 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been antidilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

2003
Basic weighted average number of common shares outstanding (000s)	158,516
Potential dilutive effect of stock options (000s)	1,403
Adjusted weighted average number of common shares outstanding (000s)	159,919

23. CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2005, non-cash investing activities included $3,924,000 of accrued additions to property, plant and equipment. There were no significant non-cash investing and financing activities in 2004. In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant.

CASH PAID DURING THE YEAR

	2005	2004	2003
Interest	$31,378	$32,594	$31,187
Income taxes	$9,242	$8,195	$7,862

24. COMMERCIAL ALLIANCES

OMI

In November 2005, the Company entered into an agreement with OMI, for the marketing and distribution of the Company’s once-daily, extended-release and ODT formulations of tramadol HCl in the United States and Puerto Rico. These products will be known by the trade names Ultram® ER and Ultram® ODT. OMI has retained an option for Ultram® ER for other jurisdictions, excluding Canada and Europe.

The Company will manufacture and supply Ultram® ER and Ultram® ODT to OMI for 10 years at contractually determined supply prices. The supply price for Ultram® ER ranges from 27.5% to 37.5% of OMI’s net selling price, depending on the year of sale. The supplyprice for Ultram® ODT is equal to 30% of OMI’s net selling price. OMI paid the Company a supply prepayment of $60,000,000, which will be reduced to zero through credits against 33% of the aggregate amount of the Company’s invoices for Ultram® ER manufactured and supplied to OMI.

OMI will compensate the Company on a fee-per-call basis (to a maximum of $4,290,000 in 2006 and $3,565,000 in 2007) for providing co-promotion services related to Ultram® ER in the United States. The Company will provide these co-promotion services for a period of two years and both the Company and OMI retain an option to extend the co-promotion arrangement by mutual consent for additional two-year periods.

NOVOPHARM LIMITED (“NOVOPHARM”)

In November 2005, the Company entered into an agreement with Novopharm, a subsidiary of Teva Pharmaceuticals Industries Ltd. (“Teva”), for the distribution of a generic version of Tiazac® inCanada. The Company will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price.

TEVA

In September 2004, the Company granted Teva a four-year extension to the 10-year supply term for each of the Company’s generic products currently marketed by Teva, and the Company sold Teva two extended-release generic products under development. In consideration, the Company’s selling price to Teva for each generic product will be increased for the remainder of the extended supply term. Teva will also pay the Company up to $9,300,000, subject to certain milestones related to the products under development.

The Company has received $7,800,000 of this amount, of which $6,300,000 was deferred and is being recognized over the remaining extended supply term. The Company will only recognize the remaining $1,500,000 if the milestones are achieved.

GSK

In October 2001, the Company licensed its bupropion HCl extended-release tablets to GSK for sale and distribution under the trade name Wellbutrin XL® on a worldwide basis, excluding Canada.The Company and GSK collaborated to complete the development of Wellbutrin XL® and to obtain FDA approval for this product. In addition, the Company co-promoted GSK’s Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. In the three months ended March 31, 2003, the Company received $10,000,000 related to the co-promotion of Wellbutrin SR®.The receipt of this amount was dependent on the Company performing prescribed detailing activity related to the co-promotion of Wellbutrin SR®.

GSK received FDA approval for Wellbutrin XL® in August 2003. The Company is the exclusive manufacturer and supplier of Wellbutrin XL® to GSK on a worldwide basis. The supply price for trade product during each calendar year is determined based on an increasing tiered percentage of GSK’s net selling prices (after taking into consideration GSK’s provisions for estimated discounts, returns, rebates and chargebacks). The supply prices for sample product are fixed based on contractually agreed prices.

RELIANT

In November 2002, the Company and Reliant entered into a co-promotion agreement to co-promote the Company’s Zovirax®, Teveten, Teveten HCT, Rondec, Cedax and Cardizem® LA products. In consideration for Reliant’s co-promotion activities under this agreement, the Company paid Reliant a tiered co-promotion fee based on the net sales of these products. Effective December 31, 2003, the Company and Reliant mutually agreed to terminate this agreement and, consequently, the Company recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

In connection with the co-promotion agreement, the Company, together with certain of Reliant’s existing lenders, established a $115,000,000 secured credit facility in favour of Reliant. The Company committed to fund up to $70,000,000 of this credit facility. In December 2003, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000.

Reliant paid the Company $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, the Company agreed to subscribe to Series D Preferred Units of Reliant (as described in note 11 — Long-Term Investments).

25. RESEARCH AND DEVELOPMENT COLLABORATIONS

In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company’s therapeutic areas of focus — central nervous system, cardiovascular (including Type II diabetes), and pain management, and typically include formulation and product-development services being rendered by the developer. The developer may utilize its own technology, and, in other cases,the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company may have an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers’ third-party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

These third-party developers are typically compensated on the basis of fees for service, milestone payments, royalties from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s), or some combination of these bases.

26. LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s consolidated results of operations, financial condition and cash flows.

From time to time, the Company also initiates actions or files counterclaims. We could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

BIOVAIL ACTION AGAINST S.A.C. AND OTHERS

On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, HeliosEquity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle.

Since this lawsuit was filed, a New Jersey law firm, Lampf, Lipkind, Prupis & Petigrow has filed a class action on behalf of unnamed Biovail investors in the U.S. District Court in New Jersey, seeking $4 billion in damages on the basis of substantially the same allegations set forth in our complaint.

INTELLECTUAL PROPERTY

RhoxalPharma Inc. (“RhoxalPharma”), now Sandoz Canada Inc. (“Sandoz”) filed an Abbreviated New Drug Submission (“ANDS”) in Canada, seeking approval of a generic version of Tiazac®

(120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance (“NOC”) to Sandoz until these proceedings were concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever was earlier. This matter was tried on September 21 and 22, 2005. On October 19, 2005, the Federal Court dismissed the Company’s application. The Company has appealed the decision, however, the appeal process did not prevent the issuance of an NOC to Sandoz, which has since occurred.

On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm (“Ethypharm”) instituted an additional action against Sandoz and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively “Andrx”) stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada).In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company’s patents and/or procuring the infringement of the Company’s patents.

RhoxalPharma, now Sandoz, filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg).The Company has three patents listed in the Patent Registry and on January 6, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for April 3 and 4, 2006.

Novopharm filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm’s allegations of non-infringement werenot justified. The decision has been appealed, however the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg.

PharmaScience Inc. (“PharmaScience”) filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent  Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for May 15 to 17, 2006.

Apotex Inc. (“Apotex”) filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex’s generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that willprevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

Anchen Pharmaceuticals Inc. (“Anchen”) filed an Abbreviated New Drug Application (“ANDA”) in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for theCentral District of California. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. A trial date has been set for September 12, 2006. On March 17, 2006, Anchen filed a Motion for Summary Judgment which the Company will respond to in due course.

Abrika Pharmaceuticals LLP (“Abrika”) filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mgand 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. Abrika brought a Motion for Summary Judgment that was heard on November 2, 2005. Following oral arguments, the Court reserved its decision. If the court denies Abrika’s Motion, the case will continue in its ordinary course.

Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the EasternDistrict of Pennsylvania. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Courtfor the Southern District of New York. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch-Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505.

Upon receipt of the notices from Andrx, Biovail informed Kos pursuant to Paragraph 6.13 of the Distribution and Product Acquisition Agreement with Kos (the “Kos Agreement”) that it would not be instituting any legal proceedings, and that it therefore deferred to Kos in respect of the right to take legal action.

On August 10, 2005, Kos initiated a patent infringement lawsuit against Andrx for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the New Drug Application for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff.

A third Paragraph IV certification and notice letter has been received from Andrx relating to the newly listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The notice letter has similarly been referred to Kos. The Company does not intend to initiate legal proceedings against Andrx with respect to this recent notice letter and has instead again deferred in respect of that right to Kos, pursuant to the terms of Kos Agreement. To date, no action has been undertaken concerning this notice letter.

PRODUCT LIABILITY

Biovail Pharmaceuticals Inc. (“BPI”) along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs’ use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

ANTITRUST

Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated orcoordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company’s actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company’s position is that it is not responsible for

Andrx’s inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company’s Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. Biovail has also moved to dismiss a case filed in the United States District Court for the District of Columbia after Biovail’s Motion for Summary Judgment in the other federal actions had been fully briefed, which remains sub judice before the Court. The Company has brought the Court’s decision on Biovail’s Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx’s regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court’s direction and then moved to dismiss the amended complaint in the case. The Court granted the Company’s motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint (“Amended Complaint”), which they have. The Company has moved to dismiss the Amended Complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company’s position that any delay in the marketing or out-licensing of the Company’s Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company’s motion to dismiss the damage claims brought on behalf of a purported class of so-called “direct purchasers”, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and “indirect  purchasers”. The consumer and “indirect purchasers” claims were refiled in Superior Court of the State of California. The actions are proceeding on their merits through the normal legal process. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has not been formally served with this complaint, but if service is perfected this action would also proceed through the normal legal process on its merits.

SECURITIES CLASS ACTIONS

In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the “Complaint”). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company’s stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company’s stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. Recently, the plaintiffs filed a motion for class certification, to which the Company is scheduled to respond on or before May 2, 2006.

Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predictits eventual outcome.

On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail’s common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities

Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

DEFAMATION AND TORT

On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company’s actions resulted in damages to him by way of lost employment and employment opportunities.

The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations of the Amended Complaint and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

On May 27, 2005 Eugene Melnyk the Company’s Executive Chairman filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk’s claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel’s statementscaused damage to his professional and business reputation.

Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Eugene Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

The Court also denied in part and granted in part Mr. Treppel’s motion to dismiss Mr. Melnyk’s counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

The case is currently in discovery.

GENERAL CIVIL ACTIONS

Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the “average wholesale price” of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation had ordered that all the New York cases be consolidated and coordinated with similar class action litigation and lawsuits brought by other governmental entities and certain private parties pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that had sued Biovail has voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. The Erie County case, which had been removed to federal court, was recently remanded to State Court and thus is no longer part of the consolidated proceedings in Massachusetts. On or about March 3, 2006, the defendants, including the Company, filed pre-answer motions. In the case brought by the State of Alabama, the Company has answered the State’s Amended Complaint and discovery is ongoing. In the case brought by the State of Mississippi, the defendants, including the Company, have filed pre-answer motions, which are currently pending.

Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

GOVERNMENTAL AND REGULATORY INQUIRIES

In July 2003, the Company received a subpoena from the U.S. Attorney’s Office for the District of Massachusetts (“AODM”) requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem®

LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and have described the precautionary steps the Company took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and are cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

In November 20, 2003, the Company received notification from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company’s financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company’s financial performance for the fiscal year 2003, but the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission (“OSC”) is investigating as previously disclosed. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available for interviews by the Commission. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

In addition, the SEC has advised Biovail that it has reviewed the financial statements and related disclosures of the Company’s Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company’s accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company has incorporated additional disclosure items requested for these past filings into this Form 20-F document, including the related MD&A  and financial statements, and the Company has resolved the comments related to the Company’s Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. The Company will provide an update as material developments in these matters occur.

Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail’s accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail’s forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company’s common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company’s shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company’s securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company’s shares. More recently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. In addition, the OSC has also indicated that it is investigating whether there has been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several accounts in which the Company’s Executive Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over, contrary to requirements of Ontario securities law. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

27. CONTRACTUAL OBLIGATIONS

OPERATING LEASE COMMITMENTS

The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was $10,415,000, $10,300,000 and $7,800,000 in 2005, 2004 and 2003, respectively.

Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2006	$5,852
2007	5,547
2008	4,795
2009	4,523
2010	3,546
Thereafter	14,751
Total minimum future rental payments (1)	$39,014

(1)                                  Minimum future rental payments have not been reduced by the following sublease rentals due under a non-cancelable sublease: 2006 — $223,000; 2007 — $223,000; and 2008 — $74,000.

PURCHASE OBLIGATIONS

Vasotec® and Vaseretic®

In connection with the manufacture and supply of Vasotec® and Vaseretic®, the Company is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actualproduct supplied). The remaining two semi-annual payments of $1,794,500 each are due on April 1 and October 1 of 2006. These payments have not been recorded as liabilities at December 31, 2005, and they are in addition to the Vasotec® and Vaseretic® minimum fixed royalty payments recorded in long-term obligations.

Cardizem®

The Company amended its manufacturing agreement with Aventis Pharmaceuticals Inc. (“Aventis”), such that Aventis will continue to manufacture and supply the Company with Cardizem® products (excluding Cardizem® LA, which is manufactured by the Company) until December 31, 2006. Under the terms of the amended agreement, the Company is obligated to purchase approximately $12,500,000 worth of Cardizem® products from Aventis in 2006. The Company may elect to extend the term until December 31, 2007, in which case it would be obligated to purchase approximately thesame amount of Cardizem® products in 2007.

Diltiazem HCL

The Company entered into an agreement with Plantex USA, Inc. (“Plantex”), a subsidiary of Teva, that provides for the supply of diltiazem HCl (the active ingredient in Cardizem® and Tiazac®) by Plantex to the Company until December 31, 2009. Under the terms of the agreement, the Company is obligated to purchase approximately $8,000,000 worth of diltiazem HCl from Plantex in 2006.

28. SEGMENT INFORMATION

The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

GEOGRAPHIC INFORMATION

The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-lived assets(2)
	2005	2004	2003	2005	2004	2003
Canada	$112,847	$110,511	$124,800	$116,337	$108,988	$114,660
United States and Puerto Rico	812,535	760,175	680,881	182,876	184,793	182,495
Barbados and other Caribbean	—	—	—	942,746	1,007,448	1,071,082
Other countries	10,154	8,470	6,069	27,684	27,134	28,539
	$935,536	$879,156	$811,750	$1,269,643	$1,328,363	$1,396,776

(1)          Revenue is attributed to countries based on the location of the customer.

(2)          Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

MAJOR CUSTOMERS

The following table identifies external customers that accounted in 2005 for 10% or more of the Company’s total revenue:

	Percentage of total revenue
	2005	2004	2003
Customer A	38%	36%	9%
Customer B	15%	17%	13%
Customer C	14%	13%	17%

29. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform to the presentation adopted in 2005.

SHAREHOLDER INFORMATION

HEAD OFFICE

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario, Canada L5N 8M5

SUBSIDIARIES

Biovail Laboratories International SRL

Chelston Park, Building 2, Ground Floor

Collymore Rock, St. Michael

Barbados, West Indies

Biovail Pharmaceuticals Canada

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Biovail Pharmaceuticals, Inc.

700 Route 202/206 North

Bridgewater, New Jersey

U.S.A. 08807

Biovail Technologies (Ireland) Limited

3200 Lake Drive

Citywest Business Campus

Dublin 24, Ireland

Biovail Technologies Ltd.

3701 Concorde Parkway

Chantilly, Virginia

U.S.A. 20151

AUDITORS

Ernst & Young LLP

Chartered Accountants

Toronto, Ontario

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

Toronto, Ontario

Proskauer Rose LLP

New York, New York

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company

Toronto, Ontario

1.800.387.0825

inquiries@cibcmellon.com

Mellon Investor Services LLC

New York, New York

THE ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 10:00 a.m. EDT

Tuesday, June 27, 2006, at the Dominion Club

1 King Street West

Toronto, Ontario M5H 1A1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

New York Stock Exchange

TRADING SYMBOL

Common Shares: BVF

SHARES OUTSTANDING AT DECEMBER 31, 2005

159.4 million

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, quarterly reports or for further information, please contact Investor Relations.

Mail

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario

Canada L5N 8M5

Phone

905.286.3000

Fax

905.286.3050

E-mail

ir@biovail.com

Website

www.biovail.com

The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, DrinkUp®, FlashDose®, Glumetza™, Healthburst™, Instatab™, Isordil®, Nutravail®, Oramelt™, Shearform™, Smartcoat™, SportSafe®, Tiazac® XC, Tiazac®, Vasocard(tm), Vasotec®, Vaseretic® and Z-Flakes®.

Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license. Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

Zoladex® is a trademark of AstraZeneca Pharmaceuticals LP and is used by the Company under license.

SELECTED QUARTERLY DATA

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

	Q1	Q2	Q3	Q4	Total
2005
Product sales	$160,531	$204,519	$244,455	$274,762	$884,267
Revenue	173,686	216,178	258,058	287,614	935,536
Expenses	151,715	199,883	130,867	151,197	633,662
Operating income	21,971	16,295	127,191	136,417	301,874
Income from continuing operations	12,059	4,922	109,299	120,516	246,796
Net income	11,132	3,707	101,663	119,719	236,221
Specific items affecting operations:
Write-down of assets	—	26,560	—	2,670	29,230
Restructuring costs	—	18,607	1,118	85	19,810
Write-down of assets of discontinued operation	—	—	6,113	(543)	5,570
Write-off of inventory	—	4,862	—	—	4,862
Equity loss	270	263	271	356	1,160
Specific items affecting operations	270	50,292	7,502	2,568	60,632
Net income excluding specific items (1)	11,402	53,999	109,165	122,287	296,853
Adjustments to get to EBITDA excluding specific items:
Net interest expense	8,519	8,662	7,064	5,706	29,951
Provision for income taxes	585	2,295	9,095	10,575	22,550
Depreciation and amortization	22,914	27,665	25,379	26,858	102,816
EBITDA excluding specific items (1)	$43,420	$92,621	$150,703	$165,426	$452,170
Diluted per share data
Income from continuing operations	$0.08	$0.03	$0.69	$0.75	$1.55
Net income	$0.07	$0.02	$0.64	$0.75	$1.48
Net income excluding specific items (1)	$0.07	$0.34	$0.68	$0.76	$1.86
EBITDA excluding specific items (1)	$0.27	$0.58	$0.94	$1.03	$2.83
Depreciation and amortization	$0.14	$0.17	$0.16	$0.17	$0.64
Weighted average number of common shares outstanding (000s)	159,447	159,441	159,583	160,250	159,681
Cash dividends declared and paid per share	$—	$—	$—	$0.50	$0.50
Common share price(2)
High	$18.02	$16.38	$23.78	$27.28	$27.28
Low	$14.90	$13.74	$15.23	$21.24	$13.74

2004
Product sales	$174,091	$196,270	$202,243	$264,498	$837,102
Revenue	185,302	204,886	213,618	275,350	879,156
Expenses	151,919	143,604	150,154	212,200	657,877
Operating income	33,383	61,282	63,464	63,150	221,279
Income from continuing operations	23,198	45,784	50,645	46,582	166,209
Net income	21,106	44,208	49,635	46,045	160,994
Specific items affecting operations:
Write-down (gain on disposal) of assets	—	—	(1,471)	42,156	40,685
Acquired research and development	8,640	—	—	—	8,640
Equity loss	64	63	—	4,052	4,179
Specific items affecting operations	8,704	63	(1,471)	46,208	53,504
Net income excluding specific items (1)	29,810	44,271	48,164	92,253	214,498
Adjustments to get to EBITDA excluding specific items:
Net interest expense	10,990	8,803	9,917	9,360	39,070
Provision for income taxes	1,300	1,800	2,100	3,750	8,950
Depreciation and amortization	22,594	21,415	21,910	22,388	88,307
EBITDA excluding specific items (1)	$64,694	$76,289	$82,091	$127,751	$350,825
Diluted per share data
Income from continuing operations	$0.15	$0.29	$0.32	$0.29	$1.04
Net income	$0.13	$0.28	$0.31	$0.29	$1.01
Net income excluding specific items (1)	$0.19	$0.28	$0.30	$0.58	$1.35
EBITDA excluding specific items (1)	$0.41	$0.48	$0.52	$0.80	$2.20
Depreciation and amortization	$0.14	$0.13	$0.14	$0.14	$0.55
Weighted average number of common shares outstanding (000s)	159,281	159,201	158,904	159,349	159,258
Common share price(2)
High	$26.01	$19.89	$19.03	$20.38	$26.01
Low	$15.50	$15.56	$14.80	$14.30	$14.30

(1)                                  Net income excluding specific items and earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding specific items are non-GAAP measures and have no standardized definitions under GAAP. These measures are presented to enhance the comparison of quarterly and annual data and may not be comparable to similar measures presented by other issuers.

(2)                                  High and low per share sales prices on the New York Stock Exchange.

TEN YEAR FINANCIAL SUMMARY

[All dollar amounts expressed in thousands of U.S. dollars, except per share and share price data]

[Includes certain non-GAAP measures - see footnotes below]

2005(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(2)	1999(2)	1998(3)	1997(3)	1996(3)
OPERATING RESULTS
Revenue
Product sales	$884,267	$837,102	$624,139	$643,953	$518,707	$217,004	$98,029	$69,154	$50,333	$54,313
Research and development	27,949	19,279	12,813	27,965	14,127	66,834	48,232	30,891	18,809	4,374
Royalty and other	23,320	22,775	174,798	111,770	45,114	25,332	26,203	11,612	12,487	7,743
935,536	879,156	811,750	783,688	577,948	309,170	172,464	111,657	81,629	66,430
Expenses
Cost of goods sold	206,531	221,935	132,197	161,093	123,338	67,980	35,027	28,542	16,420	21,717
Research and development	88,437	68,382	84,625	50,361	49,468	51,709	32,954	17,490	14,386	10,901
Selling, general and administrative	227,394	253,531	239,796	164,779	106,788	51,621	36,223	19,735	15,353	9,982
Amortization	62,260	64,704	140,623	71,227	44,241	7,232	2,789	470	204	211
Write-down of assets, net of gain on disposal	29,230	40,685	45,081	31,944	80,482	—	—	—	—	—
Restructuring costs	19,810	—	—	—	—	—	—	—	—	—
Acquired research and development	—	8,640	124,720	167,745	—	208,424	105,689	—	—	—
Extinguishment of royalty obligation	—	—	61,348	—	—	—	—	—	—	—
Settlements	—	—	(34,055)	—	—	—	—	—	—	—
633,662	657,877	794,335	647,149	404,317	386,966	212,682	66,237	46,363	42,811
Operating income(loss)	301,874	221,279	17,415	136,539	173,631	(77,796)	(40,218)	45,420	35,266	23,619
Income(loss) from continuing operations	246,796	166,209	(26,786)	90,750	88,851	(147,976)	(109,978)	41,577	32,822	22,664
Net income(loss)	236,221	160,994	(27,265)	87,795	87,448	(147,976)	(109,978)	41,577	32,822	22,664
Specific items affecting operations:
Write-down of assets, net of gain on disposal	29,230	40,685	45,081	31,944	80,482	—	—	—	—	—
Restructuring costs	19,810	—	—	—	—	—	—	—	—	—
Write-down of assets of discontinued operation	5,570	—	—	—	—	—	—	—	—	—
Write-off of inventory	4,862	—	—	—	—	—	—	—	—	—
Equity loss	1,160	4,179	1,010	—	—	—	56,451	—	—	—
Acquired research and development	—	8,640	124,720	167,745	—	208,424	105,689	—	—	—
Extinguishment of royalty obligation	—	—	61,348	—	—	—	—	—	—	—
Foreign exchange loss on long-term obligation	—	—	13,061	—	—	—	—	—	—	—
Relocation costs	—	—	7,539	—	—	—	—	—	—	—
Reduction in tax contingency provision	—	—	(12,000)	—	—	—	—	—	—	—
Debt conversion and extinguishment provision	—	—	—	—	34,923	20,039	—	—	—	—
Cumulative effect adjustment of change in accounting policy	—	—	—	—	—	43,500	—	—	—	—
Specific items affecting operations	60,632	53,504	240,759	199,689	115,405	271,963	162,140	—	—	—
Net income excluding specific items (4)	296,853	214,498	213,494	287,484	202,853	123,987	52,162	41,577	32,822	22,664
Adjustments to get to EBITDA excluding specific items:
Net interest expense(income)	29,951	39,070	33,256	28,397	33,500	(2,955)	9,152	1,702	351	(392)
Provision for income taxes	22,550	8,950	8,000	21,500	15,285	9,360	4,215	2,024	1,941	714
Depreciation and amortization	102,816	88,307	157,317	82,368	55,287	20,988	8,187	4,829	3,157	1,967
EBITDA excluding specific items (4)	$452,170	$350,825	$412,067	$419,749	$306,925	$151,380	$73,716	$50,132	$38,271	$24,953
Diluted per share data
Income(loss) from continuing operations	$1.55	$1.04	$(0.17)	$0.57	$0.59	$(1.16)	$(1.07)	$0.38	$0.31	$0.21
Net income(loss)	$1.48	$1.01	$(0.17)	$0.55	$0.58	$(1.16)	$(1.07)	$0.38	$0.31	$0.21
Net income excluding specific items (4)	$1.86	$1.35	$1.34	$1.79	$1.35	$0.86	$0.48	$0.38	$0.31	$0.21
EBITDA excluding specific items (4)	$2.83	$2.20	$2.58	$2.62	$2.04	$1.05	$0.68	$0.46	$0.36	$0.23
Depreciation and amortization	$0.64	$0.55	$0.98	$0.51	$0.37	$0.15	$0.08	$0.04	$0.03	$0.02
Weighted average number of common shares outstanding(000s)	159,681	159,258	159,919	160,463	150,690	143,512	108,174	108,944	106,476	107,728
CASH DIVIDENDS DECLARED ANDPAID PER SHARE	$0.50	$—	$—	$—	$—	$—	$—	$—	$—	$—
FINANCIAL POSITION
Cash and cash equivalents	$445,289	$34,324	$133,261	$56,080	$434,891	$125,144	$178,086	$78,279	$8,275	$4,526
Working capital	411,226	124,414	149,884	(23,527)	427,856	(25,295)	266,068	114,898	47,663	9,606
Total assets	2,028,812	1,711,060	1,922,774	1,833,804	1,331,483	1,107,267	467,179	198,616	93,739	58,606
Long-term obligations	436,868	478,936	822,927	747,350	46,161	738,729	137,504	126,835	4,847	6,968
Shareholders’ equity	1,220,356	1,053,913	881,595	845,686	1,126,074	237,458	267,336	49,888	75,458	36,943
Shareholders’ equity excluding specific items (4)	2,320,831	2,093,756	1,867,934	1,591,266	1,671,965	667,944	425,859	46,271	71,841	33,326
COMMON SHARE PERFORMANCE
Market capitalization	$3,787,000	$2,635,000	$3,413,000	$4,176,000	$8,859,000	$5,106,000	$2,915,000	$940,000	$1,041,000	$652,000
Closing share price on New York Stock Exchange	$23.73	$16.53	$21.49	$26.41	$56.25	$38.84	$23.44	$9.45	$9.77	$6.41
Closing number of common shares issued and outstanding(000s)	159,588	159,383	158,797	158,120	157,496	131,461	124,392	99,444	106,644	101,708
CASH FLOWS
Net cash provided by continuing operating activities	$501,879	$279,566	$282,769	$337,253	$285,983	$102,494	$51,985	$52,394	$3,566	$(5,622)
Proceeds from disposal of intangible assets, net of withholding tax	98,127	3,000	10,000	—	—	—	—	—	—	—
Dividends paid	(79,779)	—	—	—	—	—	—	—	—	—
Net issuance (repurchase/repayment) of long-term obligations	(40,887)	(348,838)	50,456	450,195	(404,666)	309,153	(75,212)	117,705	(1,829)	(3,177)
Additions to property, plant and equipment	(37,807)	(28,024)	(37,016)	(61,138)	(40,119)	(15,845)	(7,759)	(3,920)	(2,664)	(6,692)
Acquisitions of intangible assets	(26,000)	—	(242,298)	(375,385)	(12,445)	(27,752)	(13,340)	(19,000)	—	—
Net cash used in discontinued operation	(3,817)	(2,481)	(697)	(3,393)	(6,179)	—	—	—	—	—
Net issuance(repurchase)of common shares	2,990	8,012	12,079	(483,485)	469,163	109,604	223,128	(68,212)	4,464	197
Acquisitions of businesses, net of cash acquired	—	(9,319)	(25,741)	(240,581)	—	(622,145)	(43,720)	—	—	—
Net increase (decrease) in cash and cash equivalents	410,965	(98,937)	77,181	(378,811)	309,747	(52,942)	99,807	70,004	3,749	(19,797)
RATIOS
Net income excluding specific items as a percentage of revenue (4)	31.7%	24.4%	26.3%	36.7%	35.1%	40.1%	30.2%	37.2%	40.2%	34.1%
EBITDA excluding specific items as a percentage of revenue (4)	48.3%	39.9%	50.8%	53.6%	53.1%	49.0%	42.7%	44.9%	46.9%	37.6%
Return on shareholders’ equity excluding specific items (4)	13.4%	10.8%	12.3%	17.6%	17.3%	22.7%	22.1%	70.4%	62.4%	102.3%
Ratio of EBITDA excluding specific items to interest expense (4)	12.2	x	8.7	x	10.2	x	13.1	x	8.5	x	7.3	x	5.1	x	21.3	x	192.3	x	42.2	x
Product sales growth	5.6%	34.1%	(3.1)%	24.1%	139.0%	121.4%	41.8%	37.4%	(7.3)%	586.2%
Revenue growth	6.4%	8.3%	3.6%	35.6%	86.9%	79.3%	54.5%	36.8%	22.9%	238.2%
HEADCOUNT -Number of employees, end of year	1,744	2,291	1,958	1,857	1,425	1,200	701	489	377	315

(1)                                  Data for 2001 to 2005 reflects the Company’s Nutravail division as a discontinued operation. The Company acquired Nutravail in November 1999, as part of the Fuisz Technologies Ltd. (“Fuisz”) acquisition.

(2)                                  Data for 1999 and 2000 does not reflect the Company’s Nutravail division as a discontinued operation because this information is not available due to changes in the financial systems of Fuisz that were implemented subsequent to the date of the Company’s acquisition.

(3)                                  Data has been derived from consolidated financial statements prepared in accordance with Canadian GAAP.

(4)                                  Certain financial information (such as net income excluding specific items, earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding specific items, and shareholders’ equity excluding specific items) are non-GAAP measures and have no standardized definitions under GAAP. These measures are presented to enhance the comparison of annual data and may not be comparable to similar measures presented by other issuers.

BOARD OF DIRECTORS

AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

EUGENE N. MELNYK

Executive

Chairman of the Board

DOUGLAS J.P. SQUIRES

Chief Executive Officer

WILFRED BRISTOW

Senior Vice-President,

Nesbitt Burns Inc.

MICHAEL VAN EVERY, CA

Director

DR. LAURENCE E. PAUL, M.D.

Managing Director,

Laurel Crown Ventures

SHELDON PLENER

Senior Partner,

Cassels Brock

& Blackwell LLP

JAMIE SOKALSKY

Executive Vice-President

and Chief Financial Officer,

Barrick Gold Corporation

WILLIAM (BILL) WELLS

Chief Financial Officer,

Bunge Limited

EXECUTIVE OFFICERS

DOUGLAS J.P. SQUIRES

Chief Executive Officer

CHARLES ROWLAND

Senior Vice-President,

Chief Financial Officer

BRIAN CROMBIE

Senior Vice-President,

Strategic Development

DR. PETER SILVERSTONE

Senior Vice-President,

Medical and Scientific Affairs

GILBERT GODIN

Senior Vice-President,

Technical Operations/

Drug Delivery

DR. MICHAEL YEOMANS

Senior Vice-President,

Business Development

DAVID (RICK) KEEFER

Senior Vice-President,

Commercial Operations

GREGORY GUBITZ

Senior Vice-President,

Crystaal Pharmaceuticals

JOHN R. MISZUK

Vice-President, Controller

& Assistant Secretary

KENNETH G. HOWLING

Vice-President, Finance

and Corporate Affairs

MARK DURHAM

Vice-President,

Corporate Human Resources

JOHN SEBBEN

Vice-President,

Global Manufacturing

KENNETH C. CANCELLARA

Senior Counsel

KATHLEEN BROWN

Vice-President,

Associate General Counsel

ADRIAN DE SALDANHA

Vice-President, Treasurer

CHRIS BOVAIRD

Vice-President, Corporate Taxation

DOUGLAS J. HERMAN

Vice-President,

General Manager, BPC

CORPORATE GOVERNANCE

As one of the world’s leading specialty pharmaceutical companies, Biovail Corporation has a strong commitment to corporate governance. The Company steadfastly believes that strong corporate-governance practices provide shareholders with the assurance they require that Biovail is being operated in their best interests. To this end, Biovail and its Board of Directors, under the leadership of Executive Chairman Eugene Melnyk and Chief Executive Officer Dr. Douglas Squires, is committed to building and maintaining a proactive governance culture that seeks to continuously improve and incorporate the highest standards of ethical behavior throughout all aspects of the business. For more information about corporate governance at Biovail, go to www.biovail.com

BIOVAIL CORPORATION

7150 Mississauga Road

Mississauga, Ontario,

Canada L5N 8M5

WWW.BIOVAIL.COM

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905.286.3000

IR@BIOVAIL.COM